Exhibit 2.1

EXECUTION VERSION

Purchase Agreement

by and among

LB Super Holdco LLC,

LB Holdco, Inc.,

Cryovac International Holdings, Inc.,

solely for the purposes of Article VI and Article VII,

LB Jersey Holdco Limited, and

solely for the purposes of Section 9.9,

Sealed Air Corporation

Dated October 31, 2022

i

ii

Purchase Agreement

LB Super Holdco LLC, a Delaware limited liability company (“Seller”), LB Holdco, Inc., a Delaware corporation (the “Company”), Cryovac International Holdings, Inc., a Delaware corporation (“Buyer”), solely for the purposes of Articles VI and VII, LB Jersey Holdco Limited (“Reusables Holdco”) and, solely for the purposes of Section 9.9, Sealed Air Corporation, a Delaware Corporation (“Parent”), hereby enter into this “Agreement” on this October 31, 2022 and, in consideration of the representations, covenants and other obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

Seller owns all of the issued and outstanding shares of capital stock of the Company (“Shares”). Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares on the terms set forth herein (“Share Purchase”).

Article I

Certain Defined Terms

“Accounting Principles” means the accounting principles set forth on the Accounting Principles Schedule.

“Adjustment Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Advisory Services Agreement” means that certain Advisory Services Agreement, dated as of October 1, 2015, by and among the Company, Liqui-Box Holdings, Inc., a Delaware corporation, Liqui-Box Corporation, an Ohio corporation, and Olympus.

“Affiliate” of any Person means any Person directly or indirectly controlling, controlled by or under common control with such Person; where “control” means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of such Person; provided that, in no event shall (a) the Company Group be considered an Affiliate of any portfolio company of any investment fund or vehicle affiliated with or managed by Olympus or (b) any portfolio company of any investment fund or vehicle affiliated with or managed by Olympus be considered an Affiliate of the Company Group.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Business” means the business of developing, manufacturing, marketing, selling, supporting, distributing and otherwise engaging in any other related activities or operations with respect to the Business Products, as conducted by Seller and its Subsidiaries as of the date hereof. For clarity, the Business excludes the Retained Business.

“Business Guarantees” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances provided by Seller, the Retained Subsidiaries or any of its or their Affiliates (other than any member of the Company Group) in support of any obligation of any member of the Company Group. If and to the extent the assignment or transfer to Buyer or its Affiliates (including, after the Closing Date, the Company Group) of any Lease included in the Leased Real Property pursuant hereto does not completely and irrevocably release Seller, the Retained Subsidiaries and their Affiliates (excluding, after the Closing Date, the Company Group) from all obligations and liabilities under such Lease, such unreleased obligations and liabilities shall be considered “Business Guarantees” hereunder.

“Business Records” means all files, documents and other books and records, including advertising, marketing and promotional materials, pricing, customer and supplier data, technical documentation, Tax Returns and other similar materials in the possession or under the reasonable control of Seller and its Subsidiaries, including the Company Group, in each case, to the extent related to the Business; provided, however, that “Business Records” shall not include any Proprietary Rights in any of the foregoing.

“Business Products” means all liquid packaging and dispensing solutions, injection molding solutions, fitments and products and services related to the foregoing, including any products or services under development as of the Closing Date, including any products listed on Schedule 1.1(a).

“Buyer Persons” means Buyer and its Affiliates (including, following the Closing, the Company Group) and its and their Representatives.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Cash” means, without duplication, cash and cash equivalents of the Company Group on a consolidated basis as of the Adjustment Time determined in accordance with the Accounting Principles; provided, that, without duplication, Cash shall (a) be increased by (i) the aggregate amount of all checks received (but not yet deposited or cleared) by the Company Group prior to the Adjustment Time and (ii) wire transfers, ACH transfers and other electronic payments to the Company Group initiated prior to the Adjustment Time (but not yet received), in each case, unless the receivables associated with such checks, transfers or payments are included as current assets in the calculations of Estimated Working Capital and Final Working Capital, and (b) be reduced by (i) the aggregate amount of checks issued by the Company Group but not cleared as of the Adjustment Time, (ii) wire transfers, ACH transfers and other electronic payments by the Company Group initiated (but not yet cleared) prior to the Adjustment Time, in each case, unless the payables associated with such checks, transfers or payments are included as current liabilities in the calculations of Estimated Working Capital and Final Working Capital and (iii) an amount equal to 10% of the amount of cash held by Liqui-Box Packaging Products (Taizhou) Co. Ltd as of the Adjustment Time; provided that “Cash” shall not include any assets of the type described in this definition that are assets of the Retained Subsidiaries; provided, further, that, notwithstanding anything herein to the contrary, “Cash” shall not include (x) any amounts of the Company Group used to pay Indebtedness or Transaction Expenses in the period between the Adjustment Time and the Closing, or (y) any cash held in trust for the benefit of a third party or cash escrowed in respect of an obligation or liability of the Company Group.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Employee Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained solely by the Company Group.

“Company Employees” means the Persons employed by the Company Group.

“Company Group” means, collectively, the Company and the Subsidiaries of the Company set forth on Schedule 1.1(b), and, where applicable, any of the Company or any such Subsidiary.

“Compliant” means, with respect to the Required Financing Information, that: (i) such Required Financing Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Company Group or omit to state any material fact regarding the Company Group necessary in order to make such Required Financing Information not materially misleading in light of the circumstances under which such statements were made; (ii) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Required Financing Information shall have been withdrawn; (iii) such Required Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities (other than such provisions for which compliance is not customary in a Rule 144A offering of non-convertible debt securities); (iv) the financial statements and other financial information included in such Required Financing Information would not be deemed stale (and remain so throughout the Marketing Period) under customary practices for offerings and private placements of non-convertible debt securities under Rule 144A promulgated under the Securities Act; (v)(A) the financial statements and other financial information included in the Required Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Financing providers to receive customary comfort letters from the Company’s independent accountants with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (B) the Company’s independent accountants that have reviewed or audited such financial statements and financial information have confirmed they are prepared to issue (subject to completion of customary procedures) customary comfort letters to the Financing providers, including customary negative assurance comfort, upon any notes pricing date, occurring during the Marketing Period, and upon the related closing; and (vi) Seller and the Company shall not have indicated their intent to restate any historical financial statement (or any portion thereof) contained in the Required Financing Information.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or derivatives thereof or related or associated epidemics, pandemics or disease outbreaks.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other material pension, retirement, profit-sharing, savings, health, welfare, bonus, incentive, commission, equity or equity-based, deferred compensation, severance, retention, employment, change of control or other benefit or compensation plan, program, policy, contract, agreement or arrangement (other than any benefit or compensation plan, program, policy or arrangement maintained or to which contributions are required by a Governmental Authority), in each case: (i) in which any Company Employee is eligible to participate and (ii) (x) which is sponsored, maintained or contributed to (or required to be contributed to) by Seller or any of its Affiliates or (y) that is maintained, sponsored or contributed or required to be contributed to by the Company Group.

“Enterprise Value” means $1,150,000,000.

“Environmental Laws” means all applicable Laws, decrees, judgments or binding agreements with a Governmental Authority concerning pollution, the protection, preservation or restoration of the environment or the protection of human health or safety as it relates to exposure to Hazardous Materials, including relating to any actual or threatened emissions, discharges, or releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, handling or transport of Hazardous Materials.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means the escrow agreement in respect of the Adjustment Escrow Amount in a form reasonably acceptable to Buyer and Seller.

“Final Purchase Price” means an aggregate amount in cash equal to: (a) Enterprise Value; (b) plus Final Cash; (c)(i) plus the amount, if any, that Final Working Capital is greater than Target Working Capital; or (ii) minus the amount, if any, that Final Working Capital is less than Target Working Capital; (d) minus Final Indebtedness; (e) minus Final Transaction Expenses; (f) plus the Final Tax Attribute Amount.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Buyer or any of its Subsidiaries Financing pursuant to the Commitment Letter, including the agents, arrangers and lenders party to the Commitment Letter (the “Financing Entities”), and their respective Representatives and other Affiliates (and Representatives of such Affiliates) and their respective permitted successors and assigns; provided, that Buyer and/or its Affiliates shall not be a Financing Party.

“GAAP” means U.S. generally accepted accounting principles consistently applied, as in effect from time to time.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Materials” means (a) any substance, material or waste that is defined or regulated as a “hazardous substance,” “hazardous waste,” “hazardous material,” “pollutant” or “contaminant” under applicable Environmental Law (including any constituent, raw material, product or by-product thereof), (b) any petroleum or petroleum products or natural gas hydrocarbons (or any liquid or fraction thereof), radioactive materials, polychlorinated biphenyls, asbestos or asbestos-containing material or lead paint or (c) any other hazardous or toxic material, substance or waste that is prohibited, limited or regulated under applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, as of immediately prior to Closing, the aggregate dollar amount of outstanding: (a) Indebtedness for Borrowed Money, including the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums, breakage costs, indemnities, commitment and other fees and expenses (including reasonable and documented attorneys’ fees) associated with the prepayment thereof on the Closing Date); (b) any leases of the Company Group historically accounted for by the Company Group as capital leases without giving effect to FASB Accounting Standards Codification 840; provided, that the Memorandum of Lease, dated as of February 26, 2021, by and between FSC LBC Master, LLC, a Delaware limited liability company, and Liqui-box Corporation, an Ohio corporation, shall not be treated as a capital lease for purposes of this clause (b); (c) any fee or reimbursement of expenses payable by the Company Group to Olympus or any of its Affiliates in connection with the consummation of the transactions contemplated by this Agreement, including any such fees or expenses payable pursuant to the Advisory Services Agreement; (d) any obligations of the Company Group under any interest rate swap, options, derivatives or other hedging arrangements (calculated as if such arrangements were terminated on the Closing Date, which amount may be positive or negative); (e) any seller notes, earn-out obligations or other obligations of the Company Group for the deferred purchase price of any business, assets or securities related to acquisitions; (f) any declared but unpaid dividends or distributions payable by a member of the Company Group (other than dividends or distributions payable to another member of the Company Group); (g) any accrued and unpaid severance and management bonus obligations payable to Company Employees terminated prior to the Closing; (h) any accrued or un-accrued management or employee bonus obligations that are or become payable prior to Closing to any Company Employee in the ordinary course of business in accordance with the Company’s incentive compensation policies; (i) any payment obligations of the Company Group in respect of termination indemnities (and similar entitlements under any applicable Law) with respect to employees whose employment was terminated or will be terminated as a result of the closure of the New Zealand and Wythenshawe, England manufacturing facilities of the Company Group or the Business, regardless of whether such closures and such employment terminations resulting from such closures occur prior to or after the Closing; (j)(A) any underfunded defined benefit pension plans or similar statutory retirement gratuity or allowance plans, and (B) all liabilities in respect of the transfer of the remaining participant in the German Pension Plan (as defined in Schedule 3.8) to the Allianz Plan (as defined in Schedule 3.8); (k) any current liabilities for unpaid Pre-Closing Taxes, including any reserves accrued, or which should have been accrued, for Taxes as of the Closing Date, or which are or will become due and payable, determined in accordance with the GAAP and applicable Tax Law; (l) the actual or anticipated costs and expenses of the Company Group to remediate Identified Environmental Matters in an amount (which shall not be negative) not to exceed (x) $1,000,000 minus (y) the costs and expenses incurred by the Company Group to remediate Identified Environmental Matters prior to Closing (for the avoidance of doubt, for the purposes of this clause (l), such costs and expenses shall be deemed the estimated costs and expenses to remediate the Identified Environmental Matters as set forth in the applicable environmental or third party report identifying or describing such Identified Environmental Matters); (m) any indebtedness for borrowed money guaranteed, endorsed or assumed by, or a contingent obligation of, or secured by any Lien on any property or assets of, any member of the Company Group; (n) any accrued but unpaid amounts payable by the Company Group in connection with legal claims or proceedings involving the Company Group or the Business; and (o) any fees, penalties or other payables in respect of the cancellation or termination of the leases in respect of the New Zealand and Wythenshawe, England manufacturing facilities of the Company Group or the Business. Unless otherwise specified, the term “Indebtedness” as used in this Agreement refers to Indebtedness of any member of the Company Group. “Indebtedness” shall not include any item otherwise included in the calculation of Transaction Expenses or Working Capital.

“Indebtedness for Borrowed Money” means, without duplication, the aggregate dollar amount of: (a) any indebtedness of the Company Group for borrowed money; and (b) any liabilities of the Company Group evidenced by a note, bond, letter of credit or bankers’ acceptance, debenture, debt security (whether convertible or not) or other similar instrument; provided that any letter of credit or bankers’ acceptance of the Company Group shall not constitute Indebtedness except to the extent such letter of credit or bankers’ acceptance is drawn on.

“Indemnified Taxes” means, without duplication, (a) Pre-Closing Reorganization Taxes, (b) all Taxes of, or imposed with respect to, the Retained Subsidiaries and (c) all Taxes to the extent resulting from, attributable to, or arising out of or in connection with the businesses of the Seller Group, including the Retained Business, in the case of each of clauses (a), (b) and (c), including any Taxes imposed on Buyer or any of its Affiliates (including any member of the Company Group after the Closing) under Section 951 or 951A of the Code and attributable to the ownership, income, operations or activities of any Retained Subsidiary; provided, that, Indemnified Taxes shall not include any amount included as a liability in the determination of Pre-Closing Taxes, Working Capital, Transaction Expenses or otherwise explicitly taken into account as a liability in the determination of the Final Purchase Price (including, for the avoidance of doubt, amounts taken into account in the determination of the Initial Purchase Price to the extent not adjusted in determining the Final Purchase Price).

“Initial Purchase Price” means an aggregate amount in cash equal to: (a) Enterprise Value; (b) plus Estimated Cash; (c)(i) plus the amount if any, that Estimated Working Capital is greater than Target Working Capital; or (ii) minus the amount, if any, that Estimated Working Capital is less than Target Working Capital; (d) minus Estimated Indebtedness; (e) minus Estimated Transaction Expenses; (f) plus the Estimated Tax Attribute Amount.

“Knowledge” as used in “to the Knowledge of the Company” or phrases of similar import, means the actual knowledge of a Knowledge Party.

“Knowledge Parties” means Ken Swanson, Ron Lueptow, Paul Kase, Andrew McLeland, Walt Coleman, Leanne Parker and Angela Balassi.

“Law” means any statute, law (including common law), ordinance, code, rule or regulation, or any policy or guideline having the force and effect of law, in each case as amended, of a Governmental Authority.

“Liens” means with respect to any property or asset, as applicable, any mortgage, lien, pledge, security interest, deed of trust, charge, collateral assignment, hypothecation, encumbrance, restriction, easement, defect or cloud on title, or encroachment in respect of such property or asset.

“Lookback Date” means February 27, 2020.

“Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement and throughout which and at the end of which:

(a) Buyer has received the Required Financing Information;

(b) the Required Financing Information is and remains Compliant (it being understood and agreed that if the Company in good faith and reasonably believes that it has provided the Required Financing Information and the Required Financing Information is Compliant, it may deliver to Buyer a written notice to that effect (stating when it believes the Required Financing Information was delivered), in which case the Company shall be deemed to have delivered the Required Financing Information to Buyer on the date specified in that notice and the Required Financing Information shall be deemed to be Compliant unless Buyer in good faith and reasonably believes that the Company has not completed delivery of the Required Financing Information or the Required Financing Information is not Compliant and, within three Business Days after its receipt of such notice from the Company, Buyer delivers a written notice to the Company to that effect (stating with specificity which Required Financing Information Buyer reasonably believes the Company has not delivered or the reason for which the Required Financing Information is not Compliant)), following which the Required Financing Information shall be deemed to have been received by Buyer as soon as the Company delivers to Buyer such specified portion of the Required Financing Information; provided, that it is agreed that the delivery of such written notice from Buyer to the Company will not prejudice the Company’s right to assert that the Required Financing Information has been delivered and that the Marketing Period has commenced; provided, further, that (i) the Marketing Period shall not commence prior to January 3, 2023, (ii) July 3, 2023 through and including July 7, 2023 shall not be Business Days for purposes of calculating the Marketing Period, (iii) if the Marketing Period has not ended by August 20, 2023 then such period shall not begin before September 5, 2023, (iv) November 20, 2023 through and including November 24, 2023 shall be not be Business Days for purposes of calculating the Marketing Period, (v) if the Marketing Period has not ended by December 18, 2023 then such period shall not begin before January 3, 2024 and (vi) the Marketing Period shall be deemed to have been complied with, elapsed and automatically end on any earlier date on which the Financing is consummated and Buyer shall have obtained the net proceeds contemplated thereby (including as a result of the issuance of notes into escrow); and

(c) the condition set forth in Section 2.7(a)(iii) is satisfied; provided that Buyer shall consider in good faith and discuss with its financial advisor and Seller the possibility of commencing the Marketing Period prior to the satisfaction or waiver of such condition (and in doing so, Buyer may take into account such factors it reasonably deems appropriate in connection therewith, including the status of any review of the transactions contemplated hereby by Antitrust Authorities and the anticipated terms of any financing transaction if marketing commenced prior to the satisfaction of such condition).

“Material Adverse Effect” means any event, change, occurrence, development or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company Group or the Business, taken as a whole; provided, however, that no event, change, occurrence, development or circumstance with respect to the business, results of operations or financial condition of the Company Group or the Business to the extent arising from, related to or resulting from any of the following will constitute a Material Adverse Effect or will be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in or conditions affecting the regional, national or world economy, the financial, credit, banking or securities markets or the industries or markets in which the Company Group or the Business operates; (b) political or social conditions or any political or social unrest; (c) any earthquake, hurricane, tsunami, tornado, flood, mudslide, fire or other disaster, change in weather, meteorological conditions or climate, act of god or any other force majeure event; (d) any epidemic, pandemic or disease outbreak (including COVID-19), or any Law or public health directive providing for business closures, “sheltering-in-place,” social distancing, travel restrictions, border controls or other restrictions to the extent relating to, or arising out of, such epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, public health directive or interpretation thereof following the date hereof; (e) engagement by any Governmental Authority or non-governmental group in hostilities, cybersecurity attacks or the escalation thereof or the occurrence or the escalation of any military or terrorist attack, including the current conflict involving Ukraine and the Russian Federation, and any sanctions related thereto; (f) changes in Law or GAAP or any enforcement, implementation or interpretation thereof; (g) changes in the price or availability of commodities, raw materials and other goods and services; (h) the announcement or disclosure of the transactions contemplated by this Agreement, including (i) losses or threatened losses of, or any adverse change in the relationship with, employees, customers, payors, suppliers, financing sources, Governmental Authorities, licensors, licensees, lessors or other commercial relations of the Company Group or the Business or (ii) litigation or other actions or proceedings between the Parties in respect of this Agreement or any of the transactions contemplated hereby (provided that this clause (h) shall not apply to any representation or warranty set forth in Section 3.4); (i) the failure by the Company Group or the Business to (i) achieve any earnings, revenue, sales or other estimate, projection, forecast or target or (ii) make any projected or actual budget (it being understood that, to the extent not otherwise excluded by any other clause in this definition, the circumstances giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (j) actions taken or omitted at the written request, or with the prior written consent, of Buyer (provided that this clause (j) shall not apply to the covenants and agreements set forth in Section 6.1(a) and Section 6.1(b)); (k) actions taken to effectuate the Pre-Closing Reorganization; or (l) Buyer’s compliance with its obligations under Section 6.4 or the application of Antitrust Laws (including any litigation or other action or order arising under such Laws) to the transactions contemplated hereby (provided that this clause (k) shall not apply to any representation or warranty set forth in Section 3.4); provided further that any event, change, occurrence, development or circumstance arising from clauses (a), (b), (c), (d), (e), (f) or (g) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such event, change, effect, occurrence, development or circumstance has a disproportionate adverse effect on the Company Group or the Business, taken as a whole, as compared to other participants in the industry in which the Company Group or the Business operates.

“Olympus” means Olympus Advisors, LLC, a Delaware limited liability company.

“Payoff Indebtedness” means the Indebtedness for Borrowed Money set forth on Schedule 1.1(c)(x).

“Permit” means any permit, license, certification, consent, approval or authorization of, or registration with any, Governmental Authority.

“Permitted Liens” means: (a) Liens securing obligations of the Company Group under capital leases; (b) in respect of real property, (i) Liens contemplated by any real property Lease made available to Buyer prior to the Closing, (ii) easements, encumbrances, rights of landlords, third party leasehold interests, permits, rights of way, restrictions, covenants, conditions, reservations or encroachments, minor defects or irregularities in and other similar matters affecting such real property, and (iii) municipal bylaws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case of the foregoing clauses (i) through (iii), that do not materially impair the value or current use and operation of the affected real property; (c) Liens arising from Taxes, assessments or governmental charges, fees or levies which are not due or which are being contested in good faith (for which contested amounts accruals have been established, in accordance with GAAP, and are reflected in the calculation of Working Capital or Indebtedness); (d) statutory, mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet due and that are not, individually or in the aggregate, material to the Company Group; (e) liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security; (f) non-exclusive licenses of Proprietary Rights in the ordinary course of business; (g) liens in respect of the Company Group’s Indebtedness for Borrowed Money to the extent such liens are released at Closing and evidence of such release is provided to Buyer in accordance with Section 6.22; and (h) those Liens set forth on Schedule 1.1(c).

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, association, corporation, limited liability company, Governmental Authority, custodian, nominee or any other individual or entity, in its own or any representative capacity, in each case, whether domestic or foreign.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, for any Straddle Period, the portion beginning after the Closing Date.

“Pre-Closing Reorganization Taxes” means any Taxes of any member of the Company Group (including any Taxes of any affiliated, combined, consolidated, unitary or similar group for which the Company or any other member of the Company Group is or will become liable as a result of such Person being, or having been, the parent or a member of such group, whether such Taxes are attributable to income of a member of the Company Group or a Retained Subsidiary) to the extent resulting from, attributable to, or arising out of or in connection with the transactions undertaken pursuant to the Pre-Closing Reorganization.

“Pre-Closing Taxes” means, without duplication, an amount equal to the aggregate amount of (a) any unpaid income Taxes of the Company Group for any taxable period (or portions thereof) ending on or prior to the Closing Date (including, for clarity, any such income Taxes incurred by the Company Group as a result of the Pre-Closing Reorganization and any income Taxes of any affiliated, combined, consolidated, unitary or similar group for which the Company or any other member of the Company Group is or will become liable as a result of such Person being, or having been, the parent or a member of such group, whether such Taxes are attributable to income of a member of the Company Group or a Retained Subsidiary), (b) the employer portion of any payroll Taxes of any member of the Company Group the due date for the payment of which has been deferred until after the Closing Date under the CARES Act (or any other similar statutory relief) and which are unpaid as of the Closing, (c) any Taxes with respect to any income received or accrued by the Company or any of its Subsidiaries for any Pre-Closing Tax Period for which Buyer or any of its Affiliates (including the Company Group after the Closing) will be liable, including as a result of an income inclusion under Section 951 or 951A of the Code (or any similar provision of state or local law) determined on a “with and without” basis, (d) any Taxes imposed on the Company or any of its Subsidiaries with respect to any actions taken pursuant to Section 6.8(i) or Section 6.10 and (e) any Transfer Taxes imposed on Buyer or any of its Affiliates (including the Company Group) for which Seller is liable pursuant to Section 6.8(g), in the case of each of clauses (a) through (e), the calculation of which shall be done (as applicable) (i) with respect to any Straddle Period, in accordance with Section 6.8(f), (ii) by assuming that no actions are taken by the Company Group on the Closing Date after the Closing outside the ordinary course of business, (iii) by taking into account any refunds of such Taxes or overpayments of such Taxes, in each case, that are at least “more likely than not” available to offset or reduce such Taxes, (iv) by taking into account in the Pre-Closing Tax Period that includes the Closing Date any Transaction Tax Deductions of the Company Group to the extent permitted under applicable Tax law at a “more likely than not” (or higher) level of comfort to be deducted for federal income Tax purposes in such period, (v) by taking into account any prepayment of income Taxes (including estimated Taxes) in respect of the Pre-Closing Tax Period not previously applied to reduce income Taxes paid prior to the Closing and (vi) by excluding any deferred Tax liabilities or any deferred Tax assets, in each case reflecting any book-tax differences; provided, that Pre-Closing Taxes in respect of any particular jurisdiction shall not be a negative number. Notwithstanding anything to the contrary in this definition of Pre-Closing Taxes or in the definition of Indebtedness, Pre-Closing Taxes described in clause (a) hereof included in Indebtedness for members of the Company Group that are incorporated or formed in a jurisdiction of the United States (“U.S. Entities”) shall (subject to the following sentence) only include unpaid income Taxes of such U.S. Entities for (x) the taxable period (or portion thereof) ending on or prior to the Closing Date and (y) the taxable period immediately preceding this period for any jurisdictions in which such U.S. Entities have not yet filed Income Tax Returns for such immediately preceding taxable period and for which such U.S. Entities filed income Tax Returns for the next preceding taxable period. In addition, Pre-Closing Taxes for any U.S. Entities shall include any amounts reserved or accrued (or which should have been reserved as a result of a Tax Proceeding after the date hereof) for income Taxes as of the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, for any Straddle Period, the portion through the end of the Closing Date.

“Proprietary Rights” means all intellectual property and proprietary rights of any kind in any jurisdiction, including all of the following: (a) patents, patent disclosures and inventions and any reissue, continuation, continuation-in-part, divisional, extension or reexamination thereof; (b) trademarks, service marks and trade dress, logos, slogans and other indicia of origin (“Trademarks”); (c) internet domain names, URLs, and the like (“Internet Properties”); (d) works of authorship, copyrights and copyrightable works; (e) registrations, applications for registration and renewals of any of the foregoing; and (f) trade secrets recognized as such under applicable law.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, accountants, consultants, professional advisors and other representatives.

“Required Financing Information” means: (i) the financial statements required by paragraph 4, clause (II) of Exhibit C of the Commitment Letter; (ii) all other financial statements (including audited statements), financial data, audit reports and other information regarding the Company Group of the type that would be (A) customarily included in an offering memorandum for a placement of bonds pursuant to Rule 144A promulgated under the Securities Act or (B) otherwise necessary to receive from the Company’s independent accountants (and any other auditor to the extent that financial statements audited or reviewed by such auditors are or would be included in such offering memorandum), customary “comfort”; (iii) with respect to the Required Financing Information described in the foregoing clauses (i)-(ii), drafts of customary comfort letters to the Financing providers, including customary negative assurance comfort, from such independent accountants, and, at pricing of any offering, final comfort letters and (iv) such other customary information regarding the Company Group requested by the Buyer to the extent that such information is required in connection with the Financing or of the type and form customarily included in offering memoranda for an offering of non-convertible debt securities issued pursuant to Rule 144A. Notwithstanding anything to the contrary in clauses (i)-(iv), nothing in this Agreement will require the Company to provide (and no provision of this Agreement shall be interpreted to require delivery by the Company, any of its Subsidiaries or their respective Representatives of) any (1) description of all or any portion of the Financing or information customarily provided by an investment bank or “initial purchaser” (or their advisor) in the preparation of the aforementioned offering memoranda, including any “description of notes” or “plan of distribution” sections, (2) projections, pro forma financial statements or other prospective information, risk factors relating to all or any component of the Financing (excluding information that is solely historical financial information of the Company Group), or other forward-looking statements solely relating to all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure, (3) information regarding affiliate transactions that may exist following consummation of the Share Purchase or the other transactions contemplated by this Agreement (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Share Purchase), (4) information necessary for the preparation of any projected or forward-looking financial statements or information, in each case, that is not derivable without undue effort or expense by the Company from the books and records of the Company or any of its Subsidiaries, (5) any information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (6) any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, (7) any information customarily excluded from an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A or (8) any Buyer Pro Forma Information.

“Retained Business” means the business of manufacturing, marketing, selling and distributing products under the DW Reusables, Corplex and Engineered Foam Products product lines of the Retained Subsidiaries.

“Retained Subsidiaries” means all Subsidiaries of Seller as of immediately prior to the Closing other than the Company Group.

“Seller Employee Benefit Plan” means any Employee Benefit Plan that is not a Company Employee Benefit Plan.

“Seller Group” means Seller, the Retained Subsidiaries and their respective Affiliates (excluding the Company Group).

“Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its indebtedness as it matures.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Straddle Return” means any Tax Return for a Straddle Period.

“Subsidiary” of any Person means any entity of which at least a majority of the voting equity securities issued by such entity are directly (or indirectly through another Subsidiary) owned by such Person, including, with respect to the Company, those entities listed on Schedule 1.1(d).

“Target Working Capital” means $72,558,000.

“Taxes” means all federal, provincial, territorial, state, municipal, local, U.S., non-U.S. or other taxes, imposts and assessments, including ad valorem, capital, capital stock, disability, documentary stamp, employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, net income, occupation, payroll, personal property, production, profits, real property, rent, sales, social security, stamp, unemployment, use, value added, windfall profits and withholding, alternative or add-on minimum, estimated or other tax, duty, fee, levy or other similar assessment of any kind whatsoever in the nature of a tax, together with any interest, additions, fines or penalties with respect thereto.

“Tax Attribute Amount” means the lesser of (a)(i) $9.25 million minus (ii) 50% of any premium, fees, taxes and surcharges required to be paid in connection with any Tax Insurance Policy and (b)(i) 12.5% multiplied by the net operating loss carryovers for U.S. federal income Tax purposes, of the Company Group existing as of immediately following the Closing minus (ii) 50% of any premium, fees, taxes and surcharges required to be paid in connection with any Tax Insurance Policy.

“Tax Proceeding” means any claim, investigation, audit, examination, deficiency asserted or assessment made by the Internal Revenue Service or any other taxing authority.

“Tax Return” means any return, claim for refund, election, report, statement, information return or other document relating to Taxes, including any schedule or attachment thereto and any amendments of any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Transaction Expenses” means, without duplication, to the extent liabilities of the Company Group that are not paid prior to the Closing, the aggregate dollar amount of: (a) any fees, costs and expenses of Kirkland & Ellis LLP, KPMG LLP, Ernst & Young LLP, Environmental Resources Management (“ERM”), Harris Williams & Co., William Blair & Company, L.L.C. and any other outside legal counsel, accountants, brokers, consultants or financial or other advisors engaged by Seller or the Company Group in connection with the sale process and the documentation, negotiation and consummation of the transactions contemplated by this Agreement (including the Share Purchase and Pre-Closing Reorganization (to the extent incurred prior to the Closing)) and the other agreements contemplated hereby (each payee of such fees, costs or expenses, a “Company Advisor”) and (b) any transaction, change of control or similar bonuses payable by the Company Group solely as a result of the transactions contemplated by this Agreement (including the Share Purchase and Pre-Closing Reorganization) (each payee of such bonuses, a “Bonus Recipient”), together with the employer portion of any applicable payroll Taxes due thereon; provided that, in no event shall “Transaction Expenses” include (i) any payments, fees, costs or expenses (x) incurred at the written request of or by Buyer or any of its Affiliates, (y) related to Buyer’s financing of the transactions contemplated hereby or (z) of outside legal counsel, accountants or financial or other advisors unrelated to the transactions contemplated hereby, or (ii) any item otherwise included in the calculation of Indebtedness or Working Capital.

“Transaction Tax Deductions” means any Tax deductions of the Company Group in the Pre-Closing Tax Period resulting from, without duplication, the aggregate amount of (a) Transaction Expenses and (b) fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments incurred or realized in respect of Indebtedness in connection with the Closing or included as a liability in Final Working Capital; provided that the Parties shall apply the seventy percent safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any Tax deductions in respect of fees that are “success-based fees” within the meaning of such Revenue Procedure for purposes of clause (a) above.

“Working Capital” means: the consolidated current assets of the Company Group set forth on the Working Capital Schedule, minus the consolidated current liabilities of the Company Group set forth on the Working Capital Schedule, in each case, determined as of the Adjustment Time and in accordance with the Accounting Principles; provided that “Working Capital” shall not include (a) any assets or liabilities (i) to the extent included in the calculation of Cash, Transaction Expenses or Indebtedness or (ii) of the Retained Business or (b) any current assets or liabilities in respect of income Taxes and any deferred assets or liabilities in respect of Taxes. An illustrative calculation of Working Capital as of August 31, 2022 is attached at Annex A hereto.

Article II

Purchase and Sale Transaction

Section 2.1 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, free and clear of all Liens other than restrictions on transfer under applicable securities Laws, and Buyer shall purchase and acquire from Seller, all of the Shares.

Section 2.2 Purchase Price. The aggregate consideration for the purchase of the Shares by Buyer hereunder is an aggregate amount equal to the Initial Purchase Price and shall be delivered and paid by Buyer in accordance with Section 2.4(b)(viii). The Initial Purchase Price is subject to adjustment after the Closing pursuant to Section 2.6.

Section 2.3 Pre-Closing Deliveries. At least five Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a written statement (“Estimated Closing Statement”) setting forth in reasonable detail (a) the Company’s good faith estimate of (i) Cash (“Estimated Cash”), (ii) Working Capital (“Estimated Working Capital”), (iii) Indebtedness (“Estimated Indebtedness”), (iv) Transaction Expenses (“Estimated Transaction Expenses”) and (v) the Tax Attribute Amount (“Estimated Tax Attribute Amount”) and (b) the resulting calculation of the Initial Purchase Price, together with reasonable supporting schedules as appropriate, with respect to the calculation of Estimated Cash, Estimated Working Capital, Estimated Indebtedness, Estimated Transaction Expenses and the Estimated Tax Attribute Amount. Buyer may make reasonable inquiries of the Company regarding the Estimated Closing Statement, and in order that Buyer may independently review, examine and evaluate the Estimated Closing Statement and the application of the Accounting Principles in respect of the determination of the applicable components of the Estimated Closing Statement, the Company shall, on reasonable request, provide Buyer and its Representatives with copies of financial and other pertinent information and reasonable access during business hours to the Company’s and Seller’s Representatives. The Company shall consider in good faith any potential adjustments to the Estimated Closing Statement proposed by Buyer prior to the Closing and make any corresponding changes to the Estimated Closing Statement that the Company reasonably deems appropriate based on Buyer’s proposed adjustments (in which case, such updated Estimated Closing Statement shall constitute the Estimated Closing Statement and shall be deemed to have been timely delivered in accordance with this Section 2.3); provided that the obligations of Seller to consider in good faith any proposed adjustments shall in no event require that the anticipated Closing Date be postponed or otherwise delayed; provided, further, that no such proposed adjustments shall in any way prejudice the process following the Closing set forth in Section 2.6.

Section 2.4 Closing.

(a) The closing of the transactions contemplated by this Agreement (“Closing”) shall take place by conference call (i) on the later of (x) the second Business Day after the date on which the conditions set forth in Section 2.7 are satisfied or waived (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) and (y) the earlier of (A) a date during the Marketing Period to be specified by Buyer on no fewer than three Business Days’ written notice to the Seller and (B) the third Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (A) and (B) of this clause (y), to the satisfaction or waiver of all of the conditions set forth in Section 2.7 (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions)) or (ii) on such other date or at such other time as the Parties agree in writing (the date on which the Closing occurs, the ”Closing Date”).

(b) At the Closing:

(i) Seller shall deliver to Buyer an assignment in lieu of certificate in respect of the Shares in the form reasonably agreed by Buyer and Seller;

(ii) Seller shall deliver to Buyer a certificate, dated as of the Closing Date and duly executed by an officer of the Company, confirming that the conditions set forth in Section 2.7(b) have been satisfied;

(iii) Buyer shall deliver to Seller a certificate, dated as of the Closing Date and duly executed by an officer of Buyer, confirming that the conditions set forth in Section 2.7(c) have been satisfied;

(iv) Seller shall deliver to Buyer a properly executed and completed IRS Form W-9;

(v) Seller shall deliver to Buyer the executed Payoff Letters and Release Documents in accordance with Section 6.22;

(vi) Seller shall deliver to Buyer the Escrow Agreement, signed by Seller and the Escrow Agent;

(vii) Buyer shall deliver to Seller the Escrow Agreement, signed by Buyer; and

(viii) Buyer shall pay:

(1)	to the Escrow Agent, $17,000,000 (“Adjustment Escrow Amount”);

(2)

subject to the satisfaction of the Company’s obligations set forth in Section 6.22, to each obligees of Payoff Debt for which an executed Payoff Letter has been delivered to the Buyer in accordance with Section 6.22, the Payoff Amount set forth in such Payoff Letter in the manner set forth therein;

(3)

in respect of Transaction Expenses payable to Company Advisors as set forth in the Estimated Closing Statement, to each such payee, the aggregate amount set forth opposite such payee’s name on the Estimated Closing Statement;

(4)

in respect of Transaction Expenses payable to Bonus Recipients, to the Company (or its applicable Subsidiary as directed by the Company) the aggregate amount payable to all such payees as set forth opposite such payees’ name on the Estimated Closing Statement; and

(5)	to Seller, an aggregate amount equal to the Initial Purchase Price minus the Adjustment Escrow Amount.

As soon as practicable after the Closing, the Company or its applicable Subsidiary shall pay or cause to be paid through payroll to each Bonus Recipient the amount set forth opposite such Bonus Recipient’s name on the Estimated Closing Statement, less all applicable withholding amounts. All other payments to be made pursuant to this Section 2.4 shall be made by wire transfer of immediately available funds to the account(s) designated in writing by the applicable payees as memorialized in the funds flow mutually agreed to by the Parties prior to the Closing. Buyer and the Company Group may rely upon the accuracy and correctness of the information set forth in the Estimated Closing Statement to make the payments contemplated by this Section 2.4(b)(viii), and in no event will Buyer or any of its Affiliates (including the Company Group) have any liability to any Person on account of payments made consistent with such information.

Section 2.5 Withholding. Buyer (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement, including the Company Group in respect of Transaction Expenses payable to Bonus Recipients) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as Buyer or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Tax Law; provided that prior to withholding any amounts (except for amounts that are compensation for services in the capacity of an employee), the Person intending to withhold shall use reasonable efforts to provide the payee with at least three days’ advance notice of such intention and to afford the payee the reasonable opportunity to cure or remedy the need for the proposed withholding or the amount thereof. With respect to Seller, except as may be required by a change in applicable Law, no U.S. federal backup withholding or withholding in respect of U.S. federal income Taxes shall take place on amounts paid to Seller if Seller delivers to Buyer a properly executed and completed IRS Form W-9. To the extent that amounts are so withheld, such withheld amounts shall be timely paid over to the applicable taxing authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Determination of Purchase Price Adjustment. The Parties acknowledge that the Estimated Closing Statement will be delivered to Buyer prior to the Closing Date and therefore the amounts of Estimated Cash, Estimated Working Capital, Estimated Indebtedness, Estimated Transaction Expenses and Estimated Tax Attribute Amount included therein will be estimates and may be different than the actual amount of such items were the determination thereof made after the Closing Date. Accordingly, this Section 2.6 sets forth the process by which such estimates may be adjusted following the Closing; provided that, in order to ensure that the adjustment of any such estimated item reflects an adjustment only between the estimate thereof and the actual amount thereof, each of Cash and Working Capital shall be finally determined applying solely the Accounting Principles (if applicable) (i.e., no accounting methods, policies, principles, practices, procedures, classifications, judgments or estimation methodologies inconsistent with the Accounting Principles may be used by any Party (or, if applicable, the Valuation Firm) in calculating any such items, as the sole purpose of the purchase price adjustment in this Section 2.6 is to measure the difference, if any, between the estimate of an item and the actual amount of such item).

(a) Within 120 calendar days after the Closing Date, Buyer shall deliver to Seller a statement (“Closing Statement”) setting forth in reasonable detail Buyer’s good faith calculation of the following items (each, a “Closing Item”): (i) Cash (as finally determined pursuant to this Section 2.6, “Final Cash”); (ii) Working Capital (as finally determined pursuant to this Section 2.6, ”Final Working Capital”); (iii) Indebtedness (as finally determined pursuant to this Section 2.6, “Final Indebtedness”); (iv) Transaction Expenses (as finally determined pursuant to this Section 2.6, “Final Transaction Expenses”); (v) the Tax Attribute Amount (as finally determined pursuant to this Section 2.6, “Final Tax Attribute Amount”) and, based on the foregoing, (vi) the Final Purchase Price. The Closing Statement shall be delivered together with supporting schedules as appropriate, with respect to the calculation of the Closing Items.

(b) In order that Seller may independently review, examine and evaluate the Closing Statement and the application of the Accounting Principles in respect of the determination of the applicable Closing Items, the Company shall, on reasonable request, provide Seller and its Representatives with copies of financial and other pertinent information and reasonable access during business hours to the Company’s Representatives.

(c) Seller shall have 60 calendar days after its receipt of the Closing Statement (“Review Period”) to review Buyer’s calculation of the Closing Items. If Seller disputes any of the Closing Items, Seller shall notify Buyer in writing of such disputed Closing Items during the Review Period, together with the basis therefor and dollar amount thereof (“Dispute Notice”). Except for any Closing Items disputed by Seller in a Dispute Notice delivered during the Review Period, the Closing Items, as set forth in the Closing Statement, shall be final, conclusive and binding on the Parties, and any item or amount not so specifically disputed shall be deemed accepted as set forth in the Closing Statement. If Seller does not deliver a Dispute Notice to Buyer within 60 days of receiving the Closing Statement, the Closing Statement shall be final, conclusive and binding on the Parties. If Seller delivers a Dispute Notice during the Review Period, then Buyer and Seller shall, for the 30 calendar days following Buyer’s receipt of such Dispute Notice (“Resolution Period”), attempt in good faith to resolve their differences with respect to the matters set forth in the Dispute Notice and any such written resolution of all or a portion of such differences shall be final, conclusive and binding on the Parties. If, at the end of the Resolution Period, any amounts remain in dispute, then each of Buyer and Seller shall submit all items remaining in dispute to a nationally recognized valuation firm mutually acceptable to Buyer and Seller acting in good faith (“Valuation Firm”) for resolution by delivering within 20 calendar days after the expiration of the Resolution Period to the Valuation Firm their written position with respect to such items. The fees and expenses of the Valuation Firm pursuant to this Section 2.6(c) shall be allocated by the Valuation Firm between Buyer and Seller based on the portion of the contested amount with respect to which each Party did not prevail relative to the aggregate contested amount (i.e., for illustrative purposes only, if Seller prevailed with respect to 40% of the aggregate contested amount, then Seller would be responsible for 60% of such fees and expenses). The Valuation Firm shall act as an expert and not as an arbitrator and shall determine, based solely on the terms of this Agreement and the written submissions by Seller and Buyer, and not by independent review, only those issues set forth in the Dispute Notice that remain in dispute and shall determine a value for any such disputed item that is equal to or between the values proposed by Buyer in the Closing Statement and by Seller in the Dispute Notice. The Parties shall request that the Valuation Firm make a decision with respect to all disputed items as promptly as practicable, and in any event within 30 calendar days after the submissions of the Parties. The Parties shall instruct the Valuation Firm to set forth in a written statement its final determination with respect to all disputed items and such final determination shall be final, conclusive and binding on the Parties (absent manifest arithmetical error). Buyer and Seller shall promptly execute any reasonable engagement letter requested by the Valuation Firm and shall each cooperate fully with the Valuation Firm so as to enable the Valuation Firm to make such determination as quickly and as accurately as practicable. There will be no ex parte communications between Seller or Buyer or their respective Affiliates and Representatives, on the one hand, and the Valuation Firm, on the other hand, other than written answers by Seller or Buyer to written questions of the Valuation Firm (copies of which shall be provided by the Valuation Firm simultaneously to Buyer or Seller, as applicable).

(d) If the Final Purchase Price is (i) greater than the Initial Purchase Price (such excess amount, “Excess Amount”), then, within two Business Days after the Final Purchase Price is finally determined pursuant to this Section 2.6, (A) Buyer shall pay to Seller an amount equal to the lesser of the Excess Amount and $17,000,000, which amount shall be Seller’s sole and exclusive recourse in respect of any Excess Amount and (B) Buyer and Seller shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to pay to Seller an amount equal to the Adjustment Escrow Amount or (ii) equal to or less than the Initial Purchase Price (if less than, any such shortfall amount, “Shortfall Amount”), then, within two Business Days after the Final Purchase Price is finally determined pursuant to this Section 2.6, (A) Buyer and Seller shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to pay to Buyer an aggregate amount equal to the lesser of the Shortfall Amount and the Adjustment Escrow Amount, which amount shall be Buyer’s sole and exclusive recourse in respect of any Shortfall Amount (except as set forth in Section 6.8 or Section 7.1), and (B) if the Shortfall Amount is less than the Adjustment Escrow Amount (such difference, “Remaining Escrow Amount”), then Buyer and Seller shall deliver, in accordance with the terms of terms of the Escrow Agreement, joint written instructions to the Escrow Agent directing the Escrow Agent to pay to Seller an amount equal to the Remaining Escrow Amount.

(e) Any payment made pursuant to this Section 2.6 shall be deemed an adjustment to the Initial Purchase Price.

Section 2.7 Conditions to Closing.

(a) General Conditions. The obligation of the Parties to effect the Closing are subject to the satisfaction of the following conditions:

(i) Illegality. The Share Purchase is not prohibited under any applicable Law.

(ii) Injunctions. The Share Purchase is not the subject of any effective or pending injunction, order, judgment or ruling issued by a court of competent jurisdiction enjoining or otherwise prohibiting the consummation thereof.

(iii) Antitrust Clearances. Any waiting period under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated; provided that the condition described in this Section 2.7(a)(iii) will be deemed satisfied notwithstanding any letter from the FTC or the DOJ to the effect that the agency has had insufficient time to review the transaction and intends to continue an investigation after the expiration of any applicable waiting period without the imposition of a Burdensome Effect.

(b) Conditions of Buyer. The obligation of Buyer to effect the Closing is subject only to the satisfaction or waiver by Buyer of the following conditions (in addition to the satisfaction or waiver of the conditions set forth in Section 2.7(a)):

(i) Compliance. Each of Seller and the Company has performed and complied in all material respects with all covenants and other obligations set forth in this Agreement that each of Seller and the Company is required to perform and comply with prior to the Closing.

(ii) Representations and Warranties. (A) The representations and warranties made by the Company in Section 3.1, Section 3.2, Section 3.3, the second sentence of Section 3.4 and Section 3.5 and Seller in Section 4.1, Section 4.2 and Section 4.3 are true and correct in all respects (except for de minimis exceptions) as of the Closing Date as if remade on the Closing Date (other than those made as of a specified date, which are true and correct in all respects (except for de minimis exceptions) as of such specified date) and (B) all other representations and warranties made by the Company in Article III and Seller in Article IV are true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers, other than with respect to the references to “in all material respects”, “material deficiencies” and “material weakness” in Section 3.6(b) and the term “Material Contracts” in Section 3.17) as of the date hereof and as of the Closing Date as if remade on the Closing Date (other than those made as of a specified date, which are true and correct as of such specified date), except, in the case of this clause (B), to the extent the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect. Notwithstanding this or any other provision of this Agreement, an action brought by the United States Department of Justice or the United States Federal Trade Commission in a United States Federal Court will not be a condition to closing if the district court hearing the action issues a final order that permits the consummation of the Share Purchase without the imposition of a Burdensome Effect, and there is no effective or pending injunction, order, judgment or ruling issued by the district court or US Court of Appeals enjoining or otherwise prohibiting the consummation thereof.

(iii) Since the date of this Agreement, there has not been a Material Adverse Effect.

(iv) Seller shall have consummated the Pre-Closing Reorganization.

(c) Conditions of the Company and Seller. The obligations of the Company and Seller to effect the Closing are subject only to the satisfaction or waiver by the Company and Seller of the following conditions (in addition to the satisfaction or waiver of the conditions set forth in Section 2.7(a)):

(i) Compliance. Buyer has performed and complied in all material respects with all covenants and other obligations set forth in this Agreement that Buyer is required to perform and comply with prior to the Closing.

(ii) Representations and Warranties. The representations and warranties of Buyer in Article V are true and correct in all material respects as of the date hereof and as of the Closing Date as if remade on the Closing Date (other than those made as of a specified date, which are true and correct in all material respects as of such specified date).

Article III

Representations and Warranties of the Company

Except as set forth on the Schedules delivered in connection with this Agreement, the Company represents and warrants to Buyer as follows:

Section 3.1 Due Organization and Power. The Company is a corporation duly incorporated under the Laws of the State of Delaware, and has all requisite corporate power and authority to conduct its business. Each Subsidiary of the Company was duly incorporated or formed, as applicable, under the Laws of its jurisdiction of incorporation or formation, as applicable, and has all requisite entity power and authority to conduct its business, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect. True, correct and complete copies of the organizational documents of the Company and its Subsidiaries have been made available to Buyer. Neither the Company nor any of its Subsidiaries is in violation in any material respect of any provision of their respective organizational documents.

Section 3.2 Qualification.

(a) The Company is duly qualified to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the nature of the property owned or leased by the Company or the nature of the business conducted by the Company requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.

(b) Each member of the Company Group (other than the Company) is duly qualified to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the nature of the property owned or leased by such Subsidiary or the nature of the business conducted by such Subsidiary requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.3 Authorization. Each of the Company and Reusables Holdco has the corporate power and authority, and has taken all corporate action necessary, to execute this Agreement and to perform its obligations hereunder, and no other corporate action on the part of the Company or Reusables Holdco is necessary to authorize the execution, delivery and performance of this Agreement by the Company or Reusables Holdco, as applicable. This Agreement has been duly executed by the Company or Reusables Holdco and, assuming that this Agreement constitutes a valid and binding obligation of Buyer, constitutes a valid and binding obligation of the Company and Reusables Holdco enforceable against the Company and Reusables Holdco, as applicable, in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 3.4 Consents and Filings. The execution, delivery and performance by the Company and Reusables Holdco of this Agreement and the consummation by the Company and Reusables Holdco of the transactions contemplated hereby (including the Share Purchase and Pre-Closing Reorganization) will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of the organizational documents of Seller or any of its Subsidiaries (other than the Company), (ii) assuming compliance with and the making of any required filings under the HSR Act, violate any provision of Law to which the Company or any of its Subsidiaries or Reusables Holdco are subject or require any authorization, consent or approval, or filing with any Governmental Authority under applicable Law, (iii) violate any applicable order, judgment or decree or (iv) violate, result in a breach of or constitute a default under (or an event which would, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, contract, lease or other agreement, instrument or commitment to which the Company or any Subsidiary thereof or Reusables Holdco is a party or by which any of them may be bound, or result in the creation or imposition of any Lien (other than Permitted Liens) upon any assets or property of the Company or any Subsidiary thereof; except, in the case of any of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or liens (x) set forth on Schedule 3.4 or (y) that would not, individually or in the aggregate, have a Material Adverse Effect, or prevent, prohibit or otherwise delay the consummation of the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the Share Purchase and Pre-Closing Reorganization) will not, with or without the giving of notice or the lapse of time, or both, violate any provision of its organizational documents.

Section 3.5 Capitalization.

(a) Seller holds 100% of the Shares, comprised of that number and classes of Shares set forth on Schedule 3.5(a)(ii), and is the sole holder of the Shares. The Shares are the only shares of capital stock of the Company issued and outstanding. All capital stock or other equity securities of any member of the Company Group have been duly authorized and validly issued, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws) and, to the extent applicable, fully paid and non-assessable. Except for the Shares or any ownership interest held by a member of the Company Group, there are no shares of common stock, preferred stock or other equity interests of any member of the Company Group issued and outstanding. Schedule 3.5(a) sets forth (i) a true and complete list of all Subsidiaries of the Company as of the date hereof, (ii) the number and class of shares of capital stock issued and outstanding with respect to each member of the Company Group and (iii) the record owner of all the issued and outstanding shares of capital stock of each Subsidiary of the Company. Each Subsidiary of the Company is directly or indirectly wholly owned by the Company as of the date hereof and, after giving effect to the Pre-Closing Reorganization, each member of the Company Group shall be directly or indirectly wholly owned by the Company. The Company does not own any capital stock of any Person other than the Subsidiaries listed on Schedule 3.5(a).

(b) Except as set forth on Schedule 3.5(b), (i) there are no outstanding securities or obligations convertible into or exchangeable for shares of capital stock of any member of the Company Group, (ii) there is no outstanding or authorized option, warrant, call, put or subscription agreement that obligates any member of the Company Group to issue, sell, repurchase or redeem any capital stock, limited liability company interests or other equity securities, or otherwise giving any person a right to subscribe for or acquire any such capital stock, interests or equity securities, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any member of the Company Group and (iv) other than the certificate of incorporation and bylaws of any member of the Company Group, there are no contracts, including outstanding bonds, debentures, notes or other obligations, to which any member of the Company Group is a party relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the shares of capital stock of any member of the Company Group.

(c) No Subsidiary of the Company owns any shares of capital stock or other equity interests of the Company.

Section 3.6 Financial Statements.

(a) Attached to Schedule 3.6(a) are true and complete copies of the following financial statements (collectively, the “Financial Statements”): (i) the unaudited consolidated balance sheet of the Business as of December 31, 2021 and the related consolidated statements of income and cash flows for the period then-ended and (ii) the unaudited consolidated balance sheet of the Company Group as of June 30, 2022 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statement of income for the six-month period then-ended.

(b) The Financial Statements were derived from the books and records of Seller and its Subsidiaries. Except as set forth on Schedule 3.6(b) or as otherwise noted therein and subject to, in the case of interim Financial Statements, the absence of footnotes, year-end adjustments and reclassifications (none of which are, individually or in the aggregate, material to the Company Group) considered necessary for a fair presentation of results of operations for the interim period and of the financial condition as of the date of the Most Recent Balance Sheet Date, the Financial Statements present fairly in all material respects the consolidated financial condition of the Company Group as of the respective dates thereof and the operating results of the Company Group for the periods covered thereby, in each case, in accordance with GAAP applied on a consistent basis for the period included. The Company has established and adheres in all material respects to a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting to ensure that transactions are executed in accordance with management’s general or specific authorizations and no material deficiencies or material weaknesses in the current design or current operation of the internal controls of the Company that adversely affect the ability of the Company to record, possess, summarize and report financial information have been identified by the Company’s accountants.

(c) The Company Group has no liabilities other than: (i) liabilities to the extent accrued or reserved against in the unaudited consolidated balance sheet of the Company Group as of the Most Recent Balance Sheet Date; (ii) liabilities disclosed in Schedule 3.6(c); (iii) liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date (none of which, individually or in the aggregate, are material to the Company Group or were incurred in breach of the Company’s internal controls); or (iv) liabilities that, individually or in the aggregate, including with respect to foregoing clauses (i) through (iii), are not material to the Company Group taken as a whole.

(d) Except as set forth on Schedule 3.6(d), no member of the Company Group has any material liabilities related to the Retained Business.

Section 3.7 Compliance with Laws. Except as set forth on Schedule 3.7, the operations of the Company Group and the Business are, and since the Lookback Date have been, in material compliance with all applicable Laws, and since the Lookback Date neither the Company Group nor, as it relates to the business of the Company Group, the Seller Group, has received any unresolved written notice from any Governmental Authority alleging a material violation of such Laws. Since the Lookback Date, (i) the Company Group and the Business have been in material compliance with all applicable anti-bribery and anti-corruption laws, laws relating to export and import controls, sanctions laws and antiboycott laws (collectively, “Anticorruption Laws”), (ii) neither the Company Group nor, as it relates to the business of the Company Group, the Seller Group, has received any written notice from any Governmental Authority alleging a material violation of such laws and (iii) no director, officer or, to the Knowledge of the Company, employee or agent, representative, consultant or other Person acting for or on behalf of any member of the Company Group or the Business or, as it relates to the business of the Company Group, the Seller Group, has materially violated any Anticorruption Law.

Section 3.8 Absence of Certain Changes. During the period from December 31, 2021, to the date hereof, there has not been a Material Adverse Effect and during the period from the Most Recent Balance Sheet Date to the date hereof, except as set forth on Schedule 3.8, other than in the ordinary course of business, the Company Group has not (or, acting in respect of the business of the Company Group, the Seller Group has not) taken any action which, if taken after the date hereof and prior to the Closing, would be prohibited under clauses (v), (vi), (viii), (xi), (xii), (xiii), (xvi) and, solely for the purposes of the foregoing clauses, clause (xix), of Section 6.1(b) without Buyer’s prior written consent.

Section 3.9 Permits. The Company Group holds all material permits, licenses and authorizations (“Permits”) required for the ownership and use of its tangible assets and the conduct of its business, and no member of the Company Group is, or since the Lookback Date has been, in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) in any material respect of any term, condition or provision of any such Permits. Since the Lookback Date, the Company Group has not received any written notice from any Governmental Authority alleging a material violation of any such Permit.

Section 3.10 Litigation.

(a) Except as set forth on Schedule 3.10(a), (i) there are no, and since the Lookback Date there have been no, lawsuits or other actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company Group (or, as it relates to the business of the Company Group, the Seller Group) before any Governmental Authority, in each case, involving claimed amounts in excess of $250,000, involving any equitable relief or otherwise restricting the business of the Company Group in any material respect or that would reasonably be expected to prevent, prohibit or otherwise delay the transactions contemplated by this Agreement, including the Share Purchase and the Pre-Closing Reorganization, and (ii) the Company Group (or, as it relates to the business of the Company Group, the Seller Group) is not subject to any outstanding order issued by any court of competent jurisdiction binding the Company Group or any assets of the Business that is, individually or in the aggregate, material to the Company Group or would reasonably be expected to prevent, prohibit or otherwise delay the transactions contemplated by this Agreement, including the Share Purchase and Pre-Closing Reorganization. To the Knowledge of the Company, no member of the Company Group (or, as it relates to the business of the Company Group, no member of the Seller Group) is subject to any investigation or audit by any Governmental Authority.

(b) Except as set forth on Schedule 3.10(b), no member of the Company Group is party to any contract involving the settlement, dismissal or compromise of any lawsuit, action or proceeding involving payment by any member of the Company Group in excess of $250,000 that has not been paid.

Section 3.11 Employee Benefit Plans.

(a) Schedule 3.11(a)(i) sets forth a list of each material Seller Employee Benefit Plan, each material Company Employee Benefit Plan, each Seller Employee Benefit Plan that provides for change in control or retention compensation and each Company Employee Benefit Plan that provides for change in control or retention compensation, excluding any multiemployer plan (as defined in Section 3(37) of ERISA) and any benefit or compensation plan, program, policy or arrangement maintained or to which contributions are required by a Governmental Authority. With respect to each material Company Employee Benefit Plan and each Company Employee Benefit Plan that provides for change in control or retention compensation, the Company has made available to Buyer copies of, as applicable: (i) the current plan document; (ii) the most recent summary plan description provided to participants; (iii) the most recent determination or opinion letter received from the Internal Revenue Service (“IRS”); and (iv) the most recently filed Form 5500 annual report. With respect to each material Seller Employee Benefit Plan and each Seller Employee Benefit Plan that provides for change in control or retention compensation, the Company has made available to Buyer written summaries of the material terms of such plans. Except as set forth on Schedule 3.11(a)(ii): (A) each Employee Benefit Plan has been administered, funded and operated in compliance with applicable Laws and in accordance with its terms and (B) no claim or legal proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Benefit Plan (other than claims for benefits payable in the ordinary course and appeals of denied claims).

(b) Except as set forth on Schedule 3.11(b), (i) the Company Group does not have any obligations to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA). No Employee Benefit Plan is subject to Title IV of ERISA, and (ii) each Employee Benefit Plan that is intended to be qualified under Code Section 401(a) has received a favorable determination letter from the IRS or is a prototype plan that is entitled to rely on an opinion letter issued by the IRS to the prototype plan sponsor.

(c) Except as set forth on Schedule 3.11(c), none of the Company Employee Benefit Plans obligate the Company Group to provide any current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment other than as required under Code Section 4980B or any similar Law.

(d) Except as set forth on Schedule 3.11(d), no amount payable under the Employee Benefit Plans to any “disqualified individual” (within the meaning of Code Section 280G) as a result of the transactions contemplated by this Agreement, either alone or in connection with another event, would reasonably be expected to fail to be deductible for U.S. federal income Tax purposes by virtue of Code Section 280G. This Section 3.11(d) shall not apply to any arrangements implemented by Buyer and the truth and correctness of the representations and warranties set forth in this Section 3.11(d) shall be determined as if such arrangements implemented by Buyer had not been entered into.

(e) Each Company Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Code Section 409A has been operated and maintained in compliance with Code Section 409A. The Company Group does not have any indemnity or material gross-up obligation for any Taxes imposed under Code Section 409A or Code Section 4999.

(f) Except as set forth on Schedule 3.11(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with another event) would (i) increase the amount of, result in the payment or funding of, or result in the acceleration of time of payment, funding or vesting of, any compensation or benefits due to any employee, officer, manager, director or other individual service provider of the Company Group or (ii) result in any limitation on the ability of any member of the Company Group to amend or terminate any Employee Benefit Plan.

Section 3.12 Labor Matters.

(a) Except as set forth on Schedule 3.12(a), the Company Group is not party to any written collective bargaining agreement with any labor union, works council, or other employee representative body relating to its employees. There are no strikes, work stoppages or other material organized labor disputes pending or, to the Knowledge of the Company, threatened against the Company Group relating to its employees. There are no ongoing or, to the Knowledge of the Company, threatened, union organizing activities with respect to employees of the Company Group. The Company Group is not party to any legal action or proceeding relating to employees or former employees, and to the Knowledge of the Company, there is currently no such legal action or proceeding threatened against the Company Group.

(b) The Company Group is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, benefits, immigration, employment harassment, discrimination or retaliation, whistleblowing, equal opportunity, plant closures and layoffs, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(c) Except as set forth on Schedule 3.12(c), the Company Group is not party to any written contract for employment providing for an annual base salary in excess of $200,000 (excluding offer letters providing for at-will employment).

Section 3.13 Tax Matters.

(a) Each member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) has timely filed or caused to be filed all material Tax Returns that it is required to file (taking into account any applicable extensions) and such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes of each member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) that are due and payable have been timely paid in full to the appropriate Governmental Authority and all material Taxes of each member of the Company Group that are not yet due and payable have been properly accrued in accordance with GAAP.

(c) All material amounts of Taxes that each member of the Company Group is obligated to withhold or deduct from amounts owing to any employee, creditor, shareholder or other third party have been timely and properly withheld or deducted and fully and timely paid or, if not yet due, properly accrued in accordance with GAAP, and all applicable Laws relating to the payment, withholding, deduction, collection and remittance of Taxes (including information reporting requirements) have otherwise been complied with in all material respects by each member of the Company Group.

(d) Within the past four (4) years, no written claim has been made by a Governmental Authority in a jurisdiction where a member of the Company Group does not file Tax Returns that such Person is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, which claim has not been resolved in full.

(e) No deficiency or proposed adjustment that has not been fully paid or finally resolved for any material amount of Tax has been asserted, assessed, or proposed, in each case, in writing by any taxing authority of any Governmental Authority against any member of the Company Group (or any consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member).

(f) No member of the Company Group (and no consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) is under any audit, examination or other Tax Proceeding from a taxing authority with respect to any material Taxes, nor has any such Tax Proceeding been threatened in writing.

(g) No member of the Company Group (and no consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) has entered into a written agreement or waiver extending any statute of limitations relating to the payment of material Taxes, in each case, that has not expired.

(h) No member of the Company Group is party to or bound by, nor has any obligation under any Tax allocation, sharing or indemnity agreement or arrangement (other than any agreement (x) solely among members of the Company Group or (y) entered into in the ordinary course of business and not primarily concerning Taxes);

(i) No member of the Company Group (and no consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in or use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (ii) any “closing agreement” as described in Code Section 7121 (or any similar provision of other applicable Law) or other written agreement with a Governmental Authority with regard to Taxes executed on or prior to the Closing Date; (iii) any installment sale or open transaction disposition made, or prepaid amount received or deferred revenue accrued, on or prior to the Closing Date; or (iv) any “excess loss account,” within the meaning of Treasury Regulations Section 1.1502-19, or any “intercompany transactions,” within the meaning of Treasury Regulations Section 1.1502-13, that, in each case, will be triggered into income as a result of the Pre-Closing Reorganization.

(j) There are no liens for Taxes (other than Permitted Liens) on any assets of any member of the Company Group or the Shares.

(k) No member of the Company Group has been a member of any group filing a combined, consolidated, unitary or similar Tax Return (other than a group the common parent of which was the Company) or has any liability for the Taxes of any Person (other than a member of the Company Group) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or as a transferee or successor or otherwise.

(l) Within the past two (2) years, neither any member of the Company Group nor any of the Retained Subsidiaries distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(m) No member of the Company Group has, or within the past four (4) years has had, a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence in, or has been treated for any Tax purposes as a resident in, a country other than the country in which it is organized.

(n) There are no issued, requested or pending private letter rulings, advance pricing agreements or similar agreements with any Governmental Authority that would bind any member of the Company Group following the Closing.

(o) No member of the Company Group (and no consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was (for any taxable period beginning on or after January 1, 2020) a member) has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief or pursuant to any written agreement with a taxing authority that remains unpaid.

(p) No member of the Company Group has made an election pursuant to Section 965(h) of the Code.

(q) Each member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) has made available all documentation relating to any material Tax holidays, deferrals or incentives granted by any Governmental Authority to it and is in compliance with the requirements for any such material Tax holidays, deferrals or incentives.

(r) Each member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) has at all times complied in all material respects with all applicable Laws regarding the preparation and maintenance of all documentation required to substantiate its transfer pricing practices and methodologies.

(s) No member of the Company Group is or has been a party to any “listed transaction” as defined in Code Section 6707A(c)(2).

(t) As of immediately prior to the Closing (and without giving effect to the transactions contemplated by this Agreement), the net operating losses and net operating loss carryforwards of each member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) are not subject to any limitation under Section 382 of the Code (or any similar provision under state, local or non-U.S. Law).

(u) Neither Seller nor any of its Affiliates has made any agreement or arrangement regarding (or has had any negotiations or discussions regarding the material terms (including price) of) a potential sale or other disposition to a third party of LB Jersey Holdco Limited or any material amount of its directly or indirectly held assets after giving effect to the Pre-Closing Reorganization (including equity of any Retained Subsidiary).

(v) Schedule 3.13(v) sets forth each member of the Company Group for which an entity classification election pursuant to Treasury Regulations Section 301.7701-3 is in effect, the classification elected, and the effective date of such election.

(w) Each member of the Company Group has complied in all material respects with all applicable rules regarding the registration for, and collection and remittance of, goods and services, value-added, or similar Taxes.

(x) As of the date on which the equity of Reusables Holdco is distributed pursuant to the Pre-Closing Reorganization, the federal income tax basis of the Company (and of each Subsidiary of the Company that distributes the equity of Reusables Holdco) in the equity of Reusables Holdco is not less than the fair market value of Reusables Holdco on such date.

Section 3.14 Proprietary Rights.

(a) Schedule 3.14(a) sets forth a complete list of all: (i) issued patents and pending patent applications; (ii) copyright registrations; (iii) registrations and applications for registration of any Trademarks; and (iv) Internet Properties, in each case owned by the Company Group as of the date hereof or that will be assigned to the Company Group in connection with the Pre-Closing Reorganization, including the Proprietary Rights listed on Schedule 6.21 (collectively, “Company Registered IP”). Each item of Company Registered IP is subsisting and not invalid or unenforceable, and the Company Group is current in the payment of all registration, maintenance and renewal fees that are required to be paid as of the date hereof or the Closing, as applicable, with respect to each item of material Company Registered IP.

(b) The Company Group exclusively owns (or will own after giving effect to the Pre-Closing Reorganization) or has the right to use (or will have the right to use after giving effect to the Pre-Closing Reorganization) all Proprietary Rights used in or necessary for, practiced by or that absent a license would be infringed by, the operation of the Business as currently conducted, including making, using, selling, offering for sale, importing or otherwise exploiting any Business Product. All Proprietary Rights owned or purported to be owned by the Company Group (after giving effect to the Pre-Closing Reorganization) (such Proprietary Rights, the “Company IP”) are owned in each case free and clear of all Liens (other than Permitted Liens). As between (i) the Company Group and (ii) Seller or any Affiliate of Seller (other than any member of the Company Group), the Company Group exclusively owns the Company IP.

(c) Except as set forth on Schedule 3.14(c), none of Seller nor any of its Affiliates (other than the Company Group), or the Company Group, licenses or has licensed any Company IP to any third party (other than non-exclusive licenses granted in the ordinary course).

(d) Except as would not be material to the Company Group as a whole, since the Lookback Date, (i) the conduct of the Business has not infringed, misappropriated, diluted or violated any Proprietary Rights of any third party and (ii) neither the Company Group nor, with respect to the Business, Seller or any of its other Affiliates, have received any written claim of any infringement, misappropriation, dilution or violation of any Proprietary Rights of any third party (including any unsolicited invitation to license). As of the date hereof or the Closing, as applicable, no legal proceedings are pending, or threatened in writing, (a) alleging that the conduct of the Business is infringing, misappropriating, diluting or violating, or has, since the date six (6) years prior to the date hereof, infringed, misappropriated, diluted or violated, the Proprietary Rights of any third party in any material respect or (b) challenging the ownership, scope, registration, use, validity or enforceability of any rights in respect of any of the material Company IP. Except as would not be material to the Company Group as a whole, none of the Company IP is subject to any order or judgment or co-existence, settlement or similar agreement adversely affecting the use thereof by or rights thereto of the Company Group. Since the Lookback Date, none of the Seller or any of its affiliates (as it relates to the Business or Company IP) or any member of the Company Group has brought any action, or asserted any claim, or alleged in writing, that any third party is infringing, misappropriating, diluting or violating any Company IP. Since the Lookback Date, there has been no material unauthorized use, material security breach or material failure of any hardware, networks, platforms, computer systems or other information technology systems owned, leased, licensed or controlled by, or operated on behalf of, the Company Group (or by, or operated on behalf of, Seller or its Affiliates other than the Company Group solely with respect to the Business) (the “Company Systems”) that (1) caused a substantial disruption to the operation of the Business and has not been remediated in all material respects, (2) required notice to affected individuals under applicable law or (3) resulted in material liability.

(e) The Company Group and, solely as it relates to the Business, each of Seller and its other Affiliates, has taken commercially reasonable steps to protect and maintain any material trade secrets owned or held by the Company Group or owned or held by Seller and its other Affiliates and used by the Business and there have been no material unauthorized uses or disclosures of such trade secrets. All current and former employees, officers, agents and contractors of Seller and its Affiliates who have contributed to, developed or conceived any material Company IP owned or purported to be owned by the Company have assigned to a member of the Company Group, or to Seller or its Subsidiaries, all right, title and interest in and to such Proprietary Rights.

(f) Except when required under the Buyer’s or the Company’s obligations under Section 6.4, neither the Company Group nor Seller or its Affiliates is subject to any agreement, judgment or order that will, upon the consummation of the transactions contemplated by this Agreement, result in: (i) Buyer or any of its Affiliates granting to any third party any rights to or with respect to any Proprietary Rights owned by, or licensed to, any of them at any time, (ii) Buyer, any of its Affiliates, or any member of the Company Group being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (including the Business), (iii) Buyer, its affiliates or any member of the Company Group being obligated to pay any royalties or other material amounts, offer any discounts, or grant any rights to any third party in excess of those payable by, or required to be offered or granted by, as the case may be, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby or (iv) the Company Group losing any rights under any licenses to Proprietary Rights.

(g) The Company Group and, as it relates to the Business, each of Seller and its other Affiliates uses commercially reasonable efforts to protect the Company Systems from and against unauthorized access, use, modification or corruption, including by maintaining and complying with commercially reasonable security, disaster recovery and business continuity plans. The Company Group and, as it relates to the Business, each of Seller and its other Affiliates has complied in all material respects with (A) applicable Laws relating to their collection, use, storage, processing, modification, retention, disclosure, transfer, sharing, and disposal (“Processing”) of personal information, (B) contractual commitments relating to the same and (C) their own publicly-posted privacy policies, (ii) no member of the Company Group and, as it relates to the Business, none of Seller or its other Affiliates has received any written notice from a Governmental Authority alleging that the practices of such entity with respect to its Processing of personal information violates any applicable Law, and (iii) there has been no security incident that resulted in unauthorized Processing of personal information contained in the Company Systems.

Section 3.15 Brokerage. Except for the amounts being paid to Harris Williams & Co. and William Blair & Company, L.L.C. in connection with the consummation of the transactions contemplated hereby, no Person is or will be entitled to receive any brokerage commission, finders’ fee or similar fee from the Company Group in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 3.16 Title to and Sufficiency of Assets.

(a) Except as set forth on Schedule 3.16(a), the Company Group has good title to, or a valid leasehold or license interest in, all of the assets used in or held for use in and material to the operation of the Business, free and clear of all Liens except for Permitted Liens. Except as would not be material to the Company Group, taken as a whole, the tangible assets and properties of the Company Group are in good working order and condition, subject to ordinary wear and tear, and are adequate in all material respects for the uses to which they are being put in the current operation of the Business.

(b) Except as set forth on Schedule 3.16(b) or in relation to any actions taken by Buyer in compliance with its obligations under Section 6.4, (i) the assets and properties of the Company Group constitute all of the material assets and properties required to operate the Business in substantially the manner conducted on the date hereof by the Company Group and (ii) no portion of the Business is conducted by the Retained Subsidiaries.

Section 3.17 Material Contracts.

(a) Except as set forth on Schedule 3.17(a) and other than any Employee Benefit Plan, no member of the Company Group is party to any:

(i) contract with a Top Customer or a Top Supplier;

(ii) contract for the sale or transfer of any of the material assets or properties of the Company Group outside of the ordinary course of business or relating to any acquisition by the Company Group of any operating business or a material portion of the assets or properties of any Person (other than purchases of assets in the ordinary course of business) or any capital stock or other equity interest of any Person in each case, that was entered into after the Lookback Date;

(iii) contract (A) limiting the Company Group from engaging in any business in a specified geographic area or a specified industry or otherwise compete with any Person, (B) containing any exclusive dealing obligation or (C) containing a “most favored nation” or similar provision;

(iv) contract pursuant to which the Company Group is (A) a licensee of material Proprietary Rights owned by a third party (other than non-exclusive licenses of generally commercially available software on standard vendor terms that require one-time or annual payments not in excess of $300,000) or (B) a licensor of Proprietary Rights owned by the Company Group (other than non-exclusive licenses granted in the ordinary course of business);

(v) collective bargaining agreement or other labor agreement with a labor organization, including any works council;

(vi) contract evidencing or relating to Indebtedness of the type described in clauses (a), (b), (d), (e) or (l) of the definition thereof or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any assets of the Company Group;

(vii) (A) Lease or (B) lease pursuant to which any member of the Company Group leases any personal property, including any finance or operating lease, for rental or similar periodic payments in excess of $300,000 per year;

(viii) contract requiring the future purchase of supplies, equipment or materials by any member of the Company Group; in each case, that have an aggregate continuing liability (or contemplate future payments) in excess of $250,000 per year;

(ix) partnership, joint venture, joint development or strategic alliance contract;

(x) employment agreement or contract with independent contractors or consultants (or similar arrangements) to which any member of the Company Group is a party that (A) involves annual compensation in excess of $200,000 and (B) provides for severance benefits;

(xi) contract providing for an advance or other loan to any directors, officers or employees of any member of the Company Group, other than advances of immaterial amounts in the ordinary course of business; or

(xii) contract with any Governmental Authority, other than those entered into in the ordinary course of business.

(b) Except as set forth on Schedule 3.17(b): (i) each contract listed or required to be listed on Schedule 3.17(a) (each, a “Material Contract”) is binding on the Company Group and, to the Knowledge of the Company, each other party thereto, except to the extent enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (ii) neither the applicable member of the Company Group party to a Material Contract nor, to the Knowledge of the Company, any other party thereto is in material breach of such Material Contract, and (iii) to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, or both, would constitute a breach under any such Material Contract. No member of the Company Group (or any member of the Seller Group) has received any written claim since the January 1, 2022 from any Person that any member of the Company Group has breached any obligations to be performed by it in any material respect under any Material Contract. Seller has made available to Buyer true, correct and complete copies of all Material Contracts, including all amendments thereto.

Section 3.18 Customers and Suppliers. Schedule 3.18 sets forth a true, correct and complete list of the Company Group’s 15 largest customers by aggregate revenues of the Business in the fiscal year ended December 31, 2021 and the interim period ended June 30, 2022 (“Top Customers”) and 15 largest suppliers by aggregate expenditures of the Business in the fiscal year ended December 31, 2021 and the interim period ended June 30, 2022 (“Top Suppliers”), showing aggregate revenues and aggregate expenditures in respect of each of the Top Customers and Top Suppliers, as applicable. Since the Most Recent Balance Sheet Date, no Top Customer or Top Supplier has provided written notice that it intends to reduce its relationship with or cease doing business with the Company Group.

Section 3.19 Environmental Matters.

(a) Except as set forth on Schedule 3.19: (i) the Company Group and the Business is, and since the Lookback Date has been, in material compliance with all applicable Environmental Laws; (ii) the Company Group is in material compliance with all Permits required under Environmental Law (“Environmental Permits”) for its operations as currently conducted; (iii) since the Lookback Date, neither the Company Group, nor, solely as it relates to the Business, any member of the Seller Group, has received any written notice from any Governmental Authority of any material violation of, or material liability under, any applicable Environmental Laws; and (iv) there are no lawsuits or other actions or proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company Group relating to a material violation of, or material liability under, Environmental Law, and, to the Knowledge of the Company, there is no unresolved liability of the Company that would reasonably be expected to be material for the Company Group or the Business under Environmental Law.

(b) No Hazardous Material has been generated, treated, stored, transported, handled, discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or otherwise released, or exposed to any Person, and no location, property or facility now or previously owned, leased or operated by Company Group or the Business, including any Owned Real Property or Leased Real Property, is contaminated by any Hazardous Material in violation of Environmental Law in any material respect or otherwise in a manner that would reasonably be expected to result in material liability for the Company Group under Environmental Laws.

(c) Seller had made available to Buyer any and all material environmental reports, studies, audits, sampling data, site assessments, and other similar documents prepared since January 1, 2018 with respect to the business or assets of the Company Group, including with respect to any Owned Real Property, Leased Real Property or any real property formerly owned, operated or leased by the Company Group or the Business related to Environmental Permits or compliance with Environmental Laws, in each case of in the Seller’s or the Company Group’s possession or reasonable control.

Section 3.20 Real Property.

(a) The real property at the addresses listed on Schedule 3.20(a) constitutes all of the real property owned by the Company Group (collectively, “Owned Real Property”). With respect to each parcel of Owned Real Property: (i) the Company Group owns good marketable title to such parcel of Owned Real Property, free and clear of all Liens, other than Permitted Liens; (ii) there are no leases, subleases, licenses, concessions or other agreements granting to any Person the right of use or occupancy of any portion of such parcel of Owned Real Property; and (iii) there are no outstanding options or rights of first refusal to purchase such parcel of Owned Real Property, any portion thereof or any interest therein.

(b) Schedule 3.20(b) sets forth (i) each lease and sublease (“Lease”) for the use or occupancy of real property leased or subleased by the Company Group (collectively, “Leased Real Property”) and (ii) the address of each Leased Real Property. Except as set forth on Schedule 3.20(b) the Company Group has not subleased or otherwise granted any right to use or occupy any portion of the Leased Real Property subject thereto.

(c) With respect to each Owned Real Property or Leased Real Property, since the Lookback Date, neither the Company Group nor, as it relates to the business of the Company Group, the Seller Group, has received any written notice (i) of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to such real property; or (ii) from any Governmental Authority or other Person that the use and occupancy of any of such property or the conduct of the business thereon, as currently conducted, violates in any material respect any deed restrictions or applicable Law, including building codes, zoning, subdivision or other land use or similar Laws.

(d) The Owned Real Property and Leased Real Property (collectively, the “Real Property”) is supplied with utilities suitable for the operation of the business presently conducted thereon.

(e) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (collectively, the “Improvements”) are in good condition and repair, except as would not be, individually or in the aggregate, material to the Company Group, and are reasonably sufficient for the operation of the business of the Company Group. There are no structural deficiencies or latent defects affecting any of the Improvements which would interfere with the use or occupancy of the Real Property or any portion thereof in any material respect.

(f) No member of the Company Group is a party to any contract to sell, transfer or otherwise dispose of any Owned Real Property or which would restrict the ability of such member of the Company Group to transfer its legal and/or beneficial interest in and to the whole or any part of any of the Owned Real Property, and there are no contracts to purchase or (other than Real Property Leases) lease any real property entered into by any member of the Company Group.

Section 3.21 Insurance. The insurance policies maintained by the Company Group in respect of the operation of the Business as of the date hereof (other than any insurance provided to the Company’s employees pursuant to Employee Benefit Plans) are set forth on Schedule 3.21. Each such policy is in full force and effect and all premiums thereunder have been paid in accordance with the terms thereof. The Company Group is not in material breach of any of the terms of any such policy and has not received any notice of default under, cancellation of or termination of any such policies (other than in connection with renewals thereof in the ordinary course of business), to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, or both, would reasonably be expected to result in default under, cancellation of or termination of any such policies.

Section 3.22 Transactions with Related Parties. Except (a) as set forth on Schedule 3.22, (b) for the Advisory Services Agreement and (c) in respect of equity ownership, indemnification, expense reimbursement, compensation, employee benefits and legal representation, to the Knowledge of the Company, there are no material contracts between any member of the Company Group, on the one hand, and Seller, any Retained Subsidiary or any Affiliate of Seller (other than the Company Group), on the other hand.

Section 3.23 Product Liability and Recall. Except as set forth on Schedule 3.23, since the Lookback Date, no member of the Company Group (or, in respect of the business of the Company Group, no member of the Seller Group) has (a) initiated a product recall, (b) received any product warranty claims for amounts in excess of $250,000 outside the ordinary course of business or (c) other than in the ordinary course of business, received any claims of injury to persons or damage to property in respect of products sold. To the Knowledge of the Company, no product manufactured or distributed by it contains any defect or was manufactured or distributed in material violation of any applicable Law.

Article IV

Representations and Warranties of Seller

Except as set forth on the Schedules delivered in connection with this Agreement, Seller represents and warrants to Buyer as follows:

Section 4.1 Due Formation and Power. Seller is duly formed and in good standing under the laws of the State of Delaware. Under such Laws, Seller has the limited liability company power to conduct its business.

Section 4.2 Title. Seller owns beneficially and of record all of the Shares, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws) and security interests.

Section 4.3 Authorization. Seller has the requisite limited liability company power and authority, and has taken all limited liability company action necessary, to execute and deliver this Agreement and to perform its obligations hereunder, and no other entity action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement by Seller. This Agreement has been duly executed by Seller and, assuming that this Agreement constitutes a valid and binding obligation of Buyer, constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 4.4 Consents and Filings. The execution, delivery and performance by Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby (including the Share Purchase and Pre-Closing Reorganization) will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of the organizational documents of the Seller, (ii) assuming compliance with and the making of any required filings under the HSR Act, violate any provision of Law to which Seller is subject or require any authorization, consent or approval, or filing with any Governmental Authority under applicable Law, (iii) violate any applicable order, judgment or decree or (iv) violate, result in a breach of or constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, contract, lease, or other agreement, instrument or commitment to which the Seller is a party or by which it may be bound, or result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of Seller; except, in the case of any of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or liens (x) set forth on Schedule 4.4 or (y) that would not be material to Seller or prevent, prohibit or otherwise delay the consummation of the transactions contemplated hereby.

Section 4.5 Litigation. There are no lawsuits pending or, to the knowledge of Seller, threatened, against Seller or any of its Affiliates, and neither Seller nor any of its Affiliates is subject to any order issued by a Governmental Authority, in each case that (a) challenges or seeks to prevent, prohibit, delay or obtain damages in respect of this Agreement or the transactions contemplated hereby or (b) would reasonably be expected to adversely affect Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.6 No Fraudulent Conveyance. Seller is not entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. After giving effect to the Share Purchase and the other transactions contemplated hereby, Seller, together with its Subsidiaries on a consolidated basis, will be Solvent under applicable Law.

Article V

Representations and Warranties of Buyer

Buyer represents and warrants to the Company and Seller as follows:

Section 5.1 Due Organization and Power. Buyer is a corporation duly incorporated under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its current business. Buyer is duly qualified to do business in each jurisdiction where the conduct of the business of Buyer requires such qualification, except in such jurisdictions where the failure to be so qualified would not reasonably be expected to prevent, or result in any delay in the consummation of, the transactions contemplated hereby.

Section 5.2 Authorization. Buyer has the requisite corporate power and authority, and has taken all corporate action necessary or required, to execute this Agreement and to perform its obligations hereunder, and no other corporate action on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement by Buyer. The execution and performance of this Agreement by Buyer and the performance by Buyer of its obligations hereunder have been duly authorized and approved. This Agreement has been duly executed by Buyer and, assuming that this Agreement constitutes a valid and binding obligation of the other Parties hereto, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 5.3 Consents and Filings. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of the organizational documents of Buyer, (ii) assuming compliance with and the making of any required filings under the HSR Act, violate any provision of Law to which Buyer is subject or require any authorization, consent or approval, or filing with any Governmental Authority under applicable Law, (iii) violate any applicable order, judgment or decree or (iv) violate, result in a breach of or constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, contract, lease, or other agreement, instrument or commitment to which Buyer is a party or by which it may be bound, or result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of Buyer; except, in the case of any of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or liens (x) set forth on Schedule 4.4 or (y) that would not be material to Buyer or prevent, prohibit or otherwise delay the consummation of the transactions contemplated hereby.

Section 5.4 Brokerage. No banker, broker, agent or other Person acting for or on behalf or at the behest of Buyer or any Affiliate thereof is, or will be, entitled to any fee or commission (including any brokerage commission or finder’s fee) in connection with this Agreement or any of the transactions contemplated hereby for which any member of the Seller Group will be responsible.

Section 5.5 Financing.

(a) As of the date of this Agreement, Buyer has delivered to Seller a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted for flex terms, fees, and other economic terms (any such fee letter, a “Fee Letter”)), dated as of the date of this Agreement, by and among the Financing Entities party thereto and Buyer (together, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Entities party thereto have agreed to lend the amounts set forth therein (the “Financing”).

(b) As of the date of this Agreement, the Commitment Letter is in full force and constitutes the valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, the other parties thereto (except to the extent enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles). There are no conditions precedent related to the funding of the full amount of the Financing needed for the Acquisition Financing Amount (as defined below) and contemplated by the Commitment Letter in each case other than the conditions precedent expressly set forth in the Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c) As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner and no amendment or modification is contemplated. None of the commitments contained therein have been terminated, reduced, withdrawn or rescinded by Buyer or, to the knowledge of Buyer, any other party thereto.

(d) As of the date of this Agreement, Buyer has no reason to believe that, assuming (x) the satisfaction of the conditions set forth in Section 2.7(a) and Section 2.7(b), (y) the accuracy of the representations and warranties set forth in Article III and Article IV and (z) the performance in all material respects by the Seller and the Company Group of the covenants and other obligations contained in this Agreement, (i) any of the Financing Conditions are not capable of being satisfied on or prior to the Closing Date or (ii) any portion of the Financing necessary to pay the Acquisition Financing Amount will not be available to Buyer on the Closing Date.

(e) As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by Buyer or, to the knowledge of Buyer, any other party to the Commitment Letters, under the terms and conditions of the Commitment Letters.

(f) There are no side letters or other arrangements (whether written or oral) relating to the Commitment Letter or the Financing to which Buyer or any of its Affiliates is a party that impose conditions to the Financing or reduce the amount of the Financing below the amount required to satisfy the Acquisition Financing Amount.

(g) Assuming (x) the satisfaction of the conditions set forth in Section 2.7(a) and Section 2.7(b), (y) the accuracy of the representations and warranties set forth in Article III and Article IV and (z) the performance in all material respects by the Seller and the Company Group of the covenants and agreements contained in this Agreement, the aggregate net proceeds from the Financing will be in an amount (the “Acquisition Financing Amount”), when funded in accordance with the Commitment Letter, and when taken together with cash of the Company Group that is available at the Closing, sufficient to make all payments required to be made by Buyer under this Agreement, including payment of the aggregate Initial Purchase Price, the repayment of any debt required to be repaid in connection with the Share Purchase, including Indebtedness for Borrowed Money pursuant to the Payoff Letters, and all other amounts required to be paid by Buyer pursuant to this Agreement.

(h) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing by or to Buyer be a condition to any of the obligations of Buyer hereunder.

Section 5.6 No Fraudulent Conveyance. Buyer is not entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the financial statements delivered pursuant to Section 3.6 of this Agreement present fairly in all material respects the consolidated financial condition and results of operations of the Company Group for the applicable periods, then immediately after giving effect to the Share Purchase and the transactions contemplated hereby, Buyer, together with its Subsidiaries (including the Company Group) on a consolidated basis, will be Solvent under applicable Law.

Section 5.7 Litigation. There is no action or proceeding by or before any Governmental Authority pending against or affecting Buyer or its Affiliates that (a) challenges or seeks to prevent, prohibit, delay or obtain damages in respect of this Agreement or the transactions contemplated hereby or (b) could adversely affect Buyer’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Article VI

Covenants and Other Obligations

Section 6.1 Interim Covenants.

(a) General Operating Covenants. From the date hereof until the earlier of the Closing and the termination of this Agreement, except as (i) Buyer otherwise consents in writing (which consent may be provided by email and may not be unreasonably withheld, delayed or conditioned; provided that if Buyer does not respond within 72 hours of Seller’s first written request (email being sufficient) for consent in respect of any specific matter, Seller may provide a second written request (email being sufficient) for consent, and thereafter such consent of Buyer shall be deemed to have been provided with respect to such matter unless Buyer responds within 24 hours after Seller’s second written request for consent) or Buyer requests in writing (email being sufficient) (including in connection with the Financing), (ii) (A) required or contemplated by this Agreement or applicable Law or (B) to effectuate the Pre-Closing Reorganization or (iii) set forth on Schedule 6.1(a), Seller shall, and shall cause the Company to, use reasonable best efforts to operate the Company Group’s business in the ordinary course of business consistent (to the extent applicable) in all material respects with past practice, including in respect of managing working capital of the Company Group, making capital expenditures, maintaining the material business relationships of the Company Group and keeping available the services of key employees of the Company Group; provided that, nothing contained in this Agreement shall: (i) give Buyer the right to control or direct in any manner the operations of the Company Group; (ii) prohibit or restrict the Company Group’s ability to borrow funds or make prepayments under any current credit facility; (iii) restrict the ability of the Company Group to pay (or make provision for payment in respect of) any expenses or other liabilities, in each case, in the ordinary course of business consistent (to the extent applicable) in all material respects with past practice and prior to the Adjustment Time; or (iv) prohibit or restrict the Company Group’s ability to take or omit to take any reasonable action in response to COVID-19.

(b) Specific Operating Covenants. Without limiting the foregoing, from the date hereof until the earlier of the Closing and the termination of this Agreement, except as (i) Buyer otherwise consents in writing (which consent may be provided by email and may not be unreasonably withheld, delayed or conditioned; provided that if Buyer does not respond within 72 hours of Seller’s first written request (email being sufficient) for consent in respect of any specific matter, then Seller may provide a second written request (email being sufficient) for consent, and thereafter such consent of Buyer shall be deemed to have been provided with respect to such matter unless Buyer responds within 24 hours after Seller’s second written request for consent) or Buyer requests in writing (including in connection with the Financing), (ii) (A) required or contemplated by this Agreement or (B) to effectuate the Pre-Closing Reorganization or (iii) as set forth on Schedule 6.1(b), Seller shall cause the Company and the Subsidiaries of the Company not to:

(i) (A) issue, sell or dispose of any shares of capital stock or issue, sell, dispose of or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments relating to any member of the Company Group’s issued or unissued shares of capital stock or its other equity securities, or (B) split, combine, reclassify or take any similar action with respect to the capital stock of any member of the Company Group;

(ii) repurchase or redeem any shares of capital stock;

(iii) declare, issue, set aside or pay (A) any non-cash distribution or dividend, or (B) any cash distribution that is payable after the Closing;

(iv) make any changes to their organizational documents;

(v) merge or consolidate with, purchase material assets of (other than in the ordinary course of business) or otherwise acquire the business or any securities of, any Person;

(vi) sell, transfer, lease, license (other than non-exclusive licenses of Proprietary Rights granted in the ordinary course of business) or otherwise dispose of any material assets or rights (other than sales of assets in the ordinary course of business and sales of obsolete or fully depreciated assets (other than manufacturing lines));

(vii) mortgage, pledge, or knowingly take any action to impose any Lien upon, any of the properties or assets or any equity interests, in each case of any member of the Company Group (other than Permitted Liens);

(viii) (A) enter into any new lines of business outside of the Business, and (b) within the Business, other than in the ordinary course of business consistent (to the extent applicable) in all material respects with past practice, materially modify any Business Products (for the avoidance of doubt, this clause (viii) shall not prohibit development or marketing of modified versions of Business Products);

(ix) (A) except as set forth in the Company’s budget for capital expenditures for fiscal year 2022 made available to Buyer, not make any capital expenditures in excess of $1,000,000 individually or $2,000,000 in the aggregate, (B) adopt an annual capital expenditure budget with respect to fiscal years 2023 or 2024 that provides for capital expenditures that in the aggregate exceed 3% of the pro forma revenue of the Company Group with respect to such periods outside the ordinary course of business or (C) except as set forth in the Company’s budget for capital expenditures as in effect from time to time, make any capital expenditure in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(x) except (i) as required by any collective bargaining or other labor agreement or Employee Benefit Plan as in effect as of the date of this Agreement, (ii) in the ordinary course of business consistent (to the extent applicable) in all material respects with past practice or (iii) for arrangements or agreements in respect of which any payment liability of the Company Group will be included as Transaction Expenses in an amount not to exceed $5,000,000 in the aggregate (provided that not more than 10% of such amount included as Transaction Expenses may be allocated to any one employee, officer, manager, director or other individual service provider):

(1) enter into, adopt, amend or modify, or terminate any Company Employee Benefit Plan;

(2) pay or award any equity or equity-based compensation held by any Company Employee or any cash incentive compensation or bonus payable to any Company Employee;

(3) accelerate the vesting of, or lapsing of restriction with respect to, or secure the funding of, any compensation or benefits payable to any Company Employee;

(4) materially increase the compensation (including severance, change in control and retention compensation) or benefits payable to any Company Employee with an annual base salary or wages in excess of $150,000;

(5) enter into any new severance, change in control, retention or similar agreements with any current or former officer, director, employee or independent contractor of the Company Group; or

(6) hire, engage, terminate (other than for cause) any Company Employee with an annual base salary or wages in excess of $150,000;

(xi) enter into, adopt, amend or modify, or terminate any collective bargaining agreement or other labor agreement with a labor organization, including any works council;

(xii) other than in the ordinary course of business (A) adversely amend (other than in a de minimis respect), voluntarily terminate (other than upon expiration in accordance with its terms), cancel or release or waive any material rights under any Material Contract or (B) enter into any contract that if in effect on the date hereof would be a Material Contract;

(xiii) grant, modify, abandon, dispose of or terminate any Company IP or allow such Company IP to lapse (other than grants of non-exclusive licenses in the ordinary course of business or abandonment or disposal of Company IP that is no longer practiced by or useful to the business of the Company Group (including the Business));

(xiv) (A) settle any lawsuit that will involve any payment in excess of $150,000 or that would otherwise restrict the business of the Company Group, including by imposing on the Company Group any exclusivity, non-competition or similar restriction in favor of a third party or that otherwise involves the granting of any equitable relief in respect of the operations of the Company Group, or (B) enter into any consent decree or settlement agreement with any Governmental Authority;

(xv) adopt a plan of complete or partial liquidation or dissolution;

(xvi) make any change to any accounting methods, except as required by changes in GAAP or applicable Law;

(xvii) (A) make (other than in the ordinary course of business), change or revoke, any material Tax election, or change any Tax accounting period or adopt or change any material Tax accounting method, (B) enter into any closing agreement or other material written agreement regarding Taxes with any Governmental Authority, (C) settle or compromise any Tax Proceeding with respect to any material amount of Taxes, (D) file any material amended Tax Return or any material claim for Tax refunds, (E) surrender any right to claim a material Tax refund, (F) request any Tax ruling from any Governmental Authority, (G) consent to or request any extension or waiver of the limitation period applicable to any material Taxes (other than any automatic or automatically granted extensions) or (H) incur, create, assume or issue any Indebtedness between or among members of the Company Group organized or tax resident in different jurisdictions if such Indebtedness could reasonably be expected to adversely affect Buyer or any of its Affiliates (including the Company Group after the Closing) in more than a de minimis respect;

(xviii) take any action that would reasonably be expected to have the effect of reducing the amount of Cash or current assets reflected in Working Capital in the period between the Adjustment Time and Closing (provided that the Company may use Cash to pay Indebtedness or Transaction Expenses); or

(xix) agree or commit to do any of the foregoing referred to in clauses (i) through (xviii) of this Section 6.1(b).

(c) Reasonable Best Efforts; Time of the Essence. Subject to the terms set forth herein (including Section 6.4) and to applicable Law, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 2.7. Without limiting the application of the Marketing Period and related provisions set forth herein, (x) Buyer acknowledges and agrees that Buyer’s obligation to consummate the transactions contemplated by this Agreement is not contingent on or otherwise subject to the consummation of any financing arrangement, any of Buyer or any Affiliate thereof obtaining any financing or the availability, grant, provision or extension of any financing to Buyer or any Affiliate thereof, and (y) time is of the essence in this Agreement.

(d) Exclusivity. From the date hereof until the Closing or the earlier termination of this Agreement, Seller shall not (and shall cause the Company Group not to), and shall cause its and their controlled Affiliates and Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage or participate in discussions or negotiations with, or provide any information or knowingly provide assistance to, or enter into any agreement with, any Person (other than Buyer and its Representatives) concerning any merger, sale of equity, sale of all or substantially all or a material portion of the assets of, or other similar transaction involving, the Company Group or the Business (each such transaction, an “Acquisition Transaction”). Seller shall (and shall cause the Company Group to) and shall cause its Affiliates and representatives to cease and cause to be terminated any existing discussions, communications, access to confidential information (including through any online or other data sites) or negotiations with any Person (other than Buyer and its Representatives) conducted heretofore with respect to any Acquisition Transaction. Without Buyer’s prior written consent, Seller shall not release any third party from the provisions of any confidentiality agreement entered into with any third party regarding a potential Acquisition Transaction. Seller shall, and shall cause its controlled Affiliates to, enforce their respective rights under, and shall not release any third party from the provisions of any confidentiality agreement entered into with any third party regarding a potential Acquisition Transaction. As soon as reasonably practicable after the date hereof, Seller shall request that each counterparty (other than Buyer or any of its Affiliates) to a confidentiality agreement to which Seller is a party that was entered into with a potential purchaser of the Business (or a material portion thereof) or the Company Group and to whom confidential information about the Business was furnished within the last 12 months by or on behalf of Seller or its Affiliates in connection with any actual or potential proposal by such Person to acquire the Business (or any material portion thereof) or the Company Group, to, and to cause such Person’s applicable Representatives to, promptly return or destroy all such confidential information to the extent required by such confidentiality agreements.

(e) Communications; Access. Without the prior written consent of the Company, other than in the ordinary course of the business of Buyer and its Affiliates solely to the extent relating to matters unrelated to the Company Group or the transactions contemplated hereby, Buyer shall not (and shall not permit any of its Affiliates or its or their Representatives to) contact or otherwise communicate with any supplier, vendor, customer, payor, lessor, contractor, employee or other commercial relation of Seller or any of its Subsidiaries, including the Company Group, in connection with the transactions contemplated hereby; provided that, the Company will provide Buyer and its authorized Representatives reasonable access, during normal business hours and on reasonable notice, to senior management and the books, records and properties of the Company Group for the purpose of facilitating the transition of ownership to Buyer, including (x) discussing and negotiating employment and retention agreements with key employees identified by Buyer and (y) performing Phase I environmental investigations (provided, that Buyer shall be responsible for all fees, costs and expenses to be incurred with any such Phase I environmental investigation, and no such fees, costs or expenses shall constitute Transaction Expenses or otherwise be for Seller’s account), so long as in each case such access does not unreasonably interfere with the operations of the Company Group and occurs in a manner that protects the health and safety of the employees of the Company; provided that such access shall not extend to any invasive sampling or analysis of soil, groundwater, indoor air, building material or other environmental media including of the sort generally referred to as a Phase II environmental investigation without the express written consent of the Company. All requests for such access shall be directed solely to Harris Williams & Co. or such other Persons designated by the Company in writing.

Section 6.2 Pre-Closing Reorganization; Environmental Matters.

(a) Prior to the Closing, Seller shall cause the transactions set forth on Schedule 6.2(a), as may be amended pursuant to this Section 6.2(a) (collectively, the “Pre-Closing Reorganization”), to be consummated. Seller may amend Schedule 6.2(a) only with the prior written consent of Buyer; provided, that Buyer shall consider in good faith any proposed amendment to Schedule 6.2(a) and shall not unreasonably withhold, condition or delay its consent to any such amendment.

(b) Seller shall cause the Company to use commercially reasonable efforts to remediate the Identified Environmental Matters prior to Closing. For the purposes hereof, the “Identified Environmental Matters” shall mean any matters selected by Buyer in Buyer’s reasonable discretion with respect to the Company Group’s compliance with Environmental Law or Environmental Permits identified in connection with that certain report of ERM, dated October 28, 2022, made available to Buyer (which matters are set forth on Schedule 6.2(b)), or any Phase 1 investigations of the Company Group conducted in accordance with Section 6.1(e) from the date hereof until the Closing.

Section 6.3 Confidentiality. Information obtained by any Party or its Representatives in connection with the transactions contemplated by this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated July 19, 2022, by and between Liqui-Box, Inc. and Sealed Air Corporation (“Confidentiality Agreement”). The Confidentiality Agreement shall terminate upon the Closing. Notwithstanding anything in this Section 6.3 to the contrary, for a period of six years after the Closing Date, unless Seller has otherwise consented in writing, Buyer shall, and shall cause the Company Group and its and their respective Affiliates to, retain in confidence any and all confidential or proprietary information to the extent related to the Retained Business or the Retained Subsidiaries, including any business records with respect thereto, and shall not disclose such information to any other Person; provided that the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 6.3, (ii) is required to be disclosed by applicable Law or to a Governmental Authority or (iii) that Buyer or any of its Affiliates receives after the Closing from a source that is not known (after reasonable inquiry) by Buyer or its Affiliates to be under any obligation of confidentiality to Buyer or its Affiliates with respect to such information.

Section 6.4 Antitrust Laws. Each of Buyer and the Company shall: (a) as promptly as practicable, but in no event later than ten Business Days after the date hereof, take all actions necessary to file or cause to be filed the Notification and Report Forms required pursuant to the HSR Act (and, in connection therewith, such Parties shall request early termination to the extent permitted by the FTC or DOJ); (b) take all actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act and obtain any other consents required from any Governmental Authority or authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws (“Antitrust Authorities”); and (c) at the earliest practicable date, comply with any formal or informal written request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority; provided that in the event that the FTC or DOJ is closed or not accepting such filings under the HSR Act (“Government Closure”) at any time during the Antitrust Filing Period, such Antitrust Filing Period shall be extended, day-for-day, for each Business Day the Government Closure is in effect. If, prior to the Closing a merger control inquiry is initiated by a Governmental Authority listed in Schedule 6.4, approval in that jurisdiction, or confirmation that the inquiry has ended (for which an email from the Governmental Authority stating that it has no further questions will be sufficient), will be deemed a condition to the Parties’ obligation to effect the Closing under Section 2.7(a). Each of Buyer and the Company shall: (i) promptly notify each other of any written communication made to or received by Buyer or the Company, as the case may be, from any Antitrust Authority regarding any of the transactions contemplated hereby; (ii) subject to applicable Law, permit each other to review in advance any proposed written communication to any such Antitrust Authority and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Antitrust Authority, gives the other Party the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings and written communications between such Party and their Affiliates and their respective Representatives, on one hand, and any such Antitrust Authority or its respective staff, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby; provided, however, that the Parties shall not be required to share filings made under the HSR Act; and provided, further that materials may be redacted before being provided to the other Party (A) to remove references concerning the valuation of the Company or Buyer’s future plans for the Company, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns. Without limiting the foregoing, Buyer shall take all steps necessary or prudently advisable to avoid or eliminate any impediment under any Antitrust Law so as to enable the Parties hereto to close the transactions contemplated by this Agreement as promptly as possible and avoid any lawsuit by any Governmental Authority which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. Buyer’s obligations hereunder shall include Buyer and its Affiliates proposing or agreeing to sell, hold separate, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer, the Company Group or any of their respective Affiliates, and taking any other actions as may be requested or required by the United States Department of Justice Antitrust Division or the United States Federal Trade Commission or any other Governmental Authority, in each case, to permit the closing of the transactions contemplated by this Agreement as promptly as practicable after the date hereof and in any event prior to the Outside Date, including contesting administratively or in court, any ruling, order or other action of any Antitrust Authority or any other Person in respect of the transactions contemplated by this Agreement, provided that, notwithstanding anything in this Agreement to the contrary, neither Buyer nor any of its Affiliates shall be required to take, or cause to be taken, any action or actions that, individually or in the aggregate, would have or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of (x) the Business or the Company Group, taken as a whole, or (y) Buyer and its Affiliates, taken as a whole (but deemed for purposes of this clause (y) to be a Person 100% of the size of the Business) (any of the foregoing, a “Burdensome Effect”). Prior to the Closing, Seller and the Company Group will provide all reasonable cooperation requested to assist Buyer in connection with any sale, hold separate, divestiture, discontinuance or limit, or any other action as may be required or required by the United States Department of Justice Antitrust Division or the United States Federal Trade Commission or any other Governmental Authority, involving the Company Group. Buyer and the Company shall not, and shall cause its respective Affiliates not to, enter into any agreement with any Antitrust Authority or extend any waiting period under the HSR Act or any other Antitrust Laws without the prior written consent of the other Party (such consent not be unreasonably conditioned, delayed or withheld). Buyer shall not (and shall cause its Affiliates not to) take or fail to take any action that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, materially delaying (x) the consummation of the transactions contemplated by this Agreement, including (1) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any authorization, consent, order, declaration or approval of any Antitrust Authority necessary to consummate the Share Purchase or the expiration or termination of any applicable waiting period, (2) materially increasing the risk of any Antitrust Authority entering an order prohibiting the consummation of the Share Purchase, (3) materially increasing the risk of not being able to remove any such order on appeal or otherwise or (4) materially delaying or preventing the consummation of the Share Purchase or (y) the ability of Buyer to fully perform its covenants and other obligations in this Agreement. To the extent not in conflict with the foregoing or anything else in this Agreement, Buyer shall have the right to determine the strategy regarding authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement.

Section 6.5 Third Party Consents. Prior to the Closing, Seller shall cause the Company Group to (a) in coordination with Buyer, use reasonable best efforts to deliver notices to third parties of and seek the consent of third parties to, as applicable, the transactions contemplated hereby, in each case as set forth on Schedule 6.5 or with respect to other third parties not referred to on such Schedule 6.5 that Buyer reasonably requests a reasonable period of time prior to Closing; provided, that Buyer acknowledges and agrees that in no event shall the failure of any such notice to be delivered or any such consent to be obtained be deemed, in and of itself, to result in the failure of the satisfaction of the condition in Section 2.7(b)(i) and (b) if reasonably requested by Buyer, and subject to applicable Law, facilitate introductions of Buyer to customers and suppliers of the Business at such times and in such manner as reasonably approved in advance by Seller.

Section 6.6 Press Release. Any press or other public release or announcement concerning this Agreement or the transactions contemplated hereby must be approved by Seller and Buyer prior to such release or announcement, except (a) to the extent such release or announcement consists of information previously included in a release or announcement made in compliance with this Section 6.6 and (b) that

Buyer or Seller (or any of their Affiliates) may make any disclosure to the extent (x) required by applicable Law (including the rules and regulations of any stock exchange) or (y) in response to inquiry by any Governmental Authority, so long as the disclosing Party shall, in each case, use reasonable efforts to provide the other Party with the opportunity to review and comment on such disclosure, announcement or press release before it is made, issued or published.

Section 6.7 Expenses. Except as otherwise provided in this Agreement, each Party shall be liable for and pay all of the fees, costs and expenses incurred thereby in connection with the sale process and the negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder and the consummation of the transactions contemplated hereby; provided, that Buyer shall be liable and pay for (a) all filing fees under the Antitrust Laws and (b) all premiums, commitment, diligence, underwriting and similar fees or expenses with respect to any representations and warranties insurance policy obtained by Buyer, including any tail policies (other than the Tax Insurance Policy, which shall be treated as set forth in the determination of the Tax Attribute Amount, and the D&O Tail Policy) required to be obtained pursuant to any representations and warranties insurance policy obtained by Buyer; provided, further that Seller shall be liable and pay for: (x) all fees, costs and expenses associated with obtaining the D&O Tail Policy; and (y) all fees, costs and expenses associated with the Escrow Agreement.

Section 6.8 Tax Matters.

(a) Indemnified Taxes. From and after the Closing until the 30th day following the expiration of the applicable statute of limitations, subject to Section 6.8(m), Reusables Holdco shall, and shall cause the Retained Subsidiaries to, indemnify, defend and hold harmless each Buyer Indemnitee against any and all damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) incurred or suffered by any of them as a result of or arising out of or that constitute Indemnified Taxes; provided that the payment of any indemnity under this Section 6.8(a) shall be (x) reduced by the net aggregate reduction in cash Taxes, determined on a “with and without” basis, payable by Buyer Indemnitees and their Affiliates as a result of the payment or incurrence of the Indemnified Taxes for the taxable periods (or portions thereof) preceding and including the year which the Reusables Holdco made payment with respect to any such indemnification obligation pursuant to this Section 6.8(a), and (y) increased by any Taxes imposed on the Buyer Indemnitees and their Affiliates as a result of the receipt of the indemnification payment from Reusables Holdco.

(b) Certain Tax Returns. Seller shall prepare and file (or cause to be prepared and filed) all Tax Returns of any member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member) for Pre-Closing Tax Periods (“Seller Tax Returns”), and Buyer shall prepare and file (or cause to be prepared and filed) all Straddle Returns of any member of the Company Group (and each consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was a member (other than any consolidated, combined, unitary or other Tax group of which Parent or any of its Subsidiaries (other a member of the Company Group) is the common parent) for Straddle Periods (“Buyer Tax Returns”). Seller and Buyer shall prepare (or cause to be prepared) such Tax Returns in a manner consistent with this Section 6.8(b). Except as otherwise required by applicable Law, all Tax Returns under this Section 6.8(b) shall be prepared on a basis consistent with past custom and practice, provided, that no Tax Return will reflect any position with respect to the Pre-Closing Reorganization or any other material position, in each case, that is not at least “more likely than not” correct on the merits. In the case of any such Tax Return (whether such Tax Return is a Seller Tax Return or a Buyer Tax Return), the Preparing Party shall provide the other Party (the “Reviewing Party”) with a copy of (i) any proposed Tax Return (or the relevant portions thereof) that is an income Tax Return at least 20 days prior to the due date for the filing of such Tax Return (taking into account applicable extensions) and (ii) any proposed Tax Return that is a material non-income Tax Return (or the relevant portions thereof) as soon as practicable. If the Reviewing Party proposes changes to any Tax Return, Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Buyer and Seller are unable to resolve such items prior to the due date for filing such Tax Return, the dispute between Buyer and Seller will be submitted to a nationally recognized accounting firm mutually acceptable to Buyer and Seller (“Accounting Firm”) for resolution and the procedures set forth in Section 2.6(c) shall apply mutatis mutandis. If a dispute submitted to the Accounting Firm pursuant to this Section 6.8(a) has not been resolved prior to the due date for filing a particular Seller Tax Return (giving effect to any extensions thereto), such Seller Tax Return shall be filed consistent with the position of Seller, and if a dispute submitted to the Accounting Firm pursuant to this Section 6.8(a) has not been resolved prior to the due date for filing a particular Buyer Tax Return (giving effect to any extensions thereto) such Tax Return shall be filed consistent with the position of Buyer; provided, that if the Accounting Firm rejects or modifies the position taken on the relevant Tax Return, then such Tax Return shall be amended and refiled to reflect the resolution of the dispute consistent with the determinations of the Accounting Firm. Seller shall timely pay to the appropriate taxing authority the amount of Taxes that is shown on each Tax Return for a Pre-Closing Period required to be filed prior to the Closing. Seller shall pay to Buyer any amount of Taxes (including Pre-Closing Reorganization Taxes) that is shown on each Seller Tax Return and Buyer Tax Return for a Pre-Closing Tax Period (including the amounts reflected on any Straddle Return which are Seller’s responsibility pursuant to Section 6.8(f)) required to be filed after the Closing that has not been included in the determination of Pre-Closing Taxes, Working Capital, Transaction Expenses or otherwise explicitly taken into account as a liability in the determination of the Final Purchase Price (including, for the avoidance of doubt, amounts taken into account in the determination of the Initial Purchase Price to the extent not adjusted in determining the Final Purchase Price), and if a Tax Return is amended pursuant to this Section, then any necessary payments shall be made between the Parties so that, after taking into account the amended Tax Return, the principles of this sentence shall apply and Seller shall have paid the amount of Taxes (and no more or less) shown on such Tax Return (as amended) as set forth herein.

(c) Retained CFCs.

(i) Seller shall prepare all Tax Returns of the Retained Subsidiaries for any taxable period, including any Retained Subsidiary that was a “controlled foreign corporation” within the meaning of Section 957 of the Code with respect to which any member of the Company Group was a “United States shareholder” within the meaning of Section 951(b) of the Code on the last day of such member’s taxable year for any Pre-Closing Tax Period (such Retained Subsidiary, together with any Person not treated as a corporation for U.S. federal income Tax purposes in which such Retained Subsidiary has any equity interest, “Retained CFC”). In the case of any Tax Return of any Retained CFC that could reasonably be expected to adversely affect Buyer or any of its Affiliates (including the Company Group after the Closing) by reason of Section 951 or 951A of the Code or otherwise, Seller shall: (A) prepare or cause to be prepared such Tax Return on a basis consistent with past practices of or with respect to such Retained CFC except as otherwise required by applicable Law, (B) shall provide Buyer with a copy of such Tax Return at least 20 days prior to the due date for filing such Tax Return (taking into account applicable extensions) and (C) without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), shall not, and shall cause its Affiliates not to amend or otherwise modify any such Tax Return previously filed. If Buyer proposes changes to any Tax Return provided to Buyer in accordance with the foregoing clause (B), Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Buyer and Seller are unable to resolve such items prior to the due date for filing such Tax Return, the dispute between Buyer and Seller will be submitted to the Accounting Firm for resolution and the procedures set forth in Section 2.6(c) shall apply mutatis mutandis, provided that the costs and expenses of the Accounting Firm in resolving such dispute shall be shared pursuant to the principles of Section 2.6(c). If a dispute submitted to the Accounting Firm pursuant to this Section 6.8(c)(i) has not been resolved prior to the due date for filing the applicable Tax Return (giving effect to any extensions thereto), such Tax Return shall be filed consistent with the position of Seller; provided, that if the Accounting Firm rejects or modifies Seller’s position, such Tax Return shall be amended and refiled to reflect the resolution of the dispute consistent with the determinations of the Accounting Firm. If and to the extent that the Tax Return described in this Section 6.8(c)(i) results in Buyer paying additional Taxes pertaining to and arising from a Pre-Closing Tax Period, Seller shall, without duplication, pay to Buyer the amount of any such additional Taxes, provided and to the extent that such additional Taxes were not already paid under the provision of Section 6.8(a) or included in the determination of Pre-Closing Taxes, Working Capital, Transaction Expenses or otherwise taken into account as a liability in the determination of the Final Purchase Price (including, for the avoidance of doubt, amounts taken into account in the determination of the Initial Purchase Price to the extent not adjusted in determining the Final Purchase Price).

(ii) To the extent any Tax Proceeding with respect to any Retained CFC could reasonably be expected to increase the liability of Buyer or any of its Affiliates (including the Company Group after the Closing) for any Taxes, including under Section 951 or 951A of the Code (a “Retained CFC Tax Proceeding”), then notwithstanding any other provision of this Agreement, Seller shall have the sole right in its discretion to elect to represent the interests of the Retained CFC in any such Retained CFC Tax Proceeding; provided, that Buyer shall have the right to participate in the defense thereof and to employ counsel (at its sole cost and expense) separate from the counsel employed by Seller. After the Closing, Seller shall promptly notify Buyer in writing of receiving notice from any taxing authority of the commencement of any Retained CFC Tax Proceeding. If Seller elects not to exercise its control rights pursuant to this Section 6.8(c)(ii) with respect to any Retained CFC Tax Proceeding, then Buyer shall control the conduct of such proceeding (at Buyer’s sole cost and expense). Such controlling Party of such Retained CFC Tax Proceeding shall (A) keep such other Party apprised of the status of such Retained CFC Tax Proceeding, including by giving such other Party advance notice of, and opportunity to attend, any in-person, electronic or telephonic meetings, (B) provide such other Party with copies of any written correspondence or other submissions received from a taxing authority with respect to such Retained CFC Tax Proceeding, (C) provide drafts of any written correspondence to be provided to any taxing authority in connection with such Retained CFC Tax Proceeding to such other Party for the other Party’s review and comment and consider in good faith all reasonable comments of such other Party in such final correspondence or submission and (D) not enter into any settlement of, or otherwise compromise, any such Retained CFC Tax Proceeding without the prior written consent of such other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii) In the event that, following the Closing, any Retained CFC receives any refund of or credit against Taxes that results in a “redetermination of U.S. tax liability” within the meaning of Treasury Regulations Section 1.905-5(a)(2) and, as a result of such redetermination (determined on a “with and without” basis), Buyer or any of its Affiliates (including the Company Group after the Closing) has an increased Tax liability or reduced right to a refund of or credit against Taxes (including any credits under Section 901 of the Code), then Seller shall pay over to Buyer an amount equal to such increased Tax liability or reduced refund or credit, as the case may be.

(d) Specified Tax Proceedings. To the extent any Tax Proceeding with respect to the Company Group for a Pre-Closing Tax Period could reasonably be expected to increase Pre-Closing Taxes taken into account as a liability in the determination of the Final Purchase Price, increase Taxes included in Working Capital or other Taxes taken into account in the determination of Final Purchase Price or give rise to an indemnification obligation under Section 6.8(a) (a “Specified Tax Proceeding”), then, except with respect to any affiliated, combined, consolidated, unitary or similar group Tax Return which includes any Affiliate of the Buyer other than any member of the Company Group, the Controlling Party shall have the sole right in its discretion to elect to represent the interests of the Company Group in any such Specified Tax Proceeding; provided, that the Non-Controlling Party shall have the right to participate in the defense thereof and to employ counsel (at its sole cost and expense) separate from the counsel employed by the Controlling Party. After the Closing, the Company Group and Buyer shall promptly notify Seller in writing of receiving notice from any taxing authority of the commencement of any Specified Tax Proceeding. The Controlling Party shall (i) keep the Non-Controlling Party apprised of the status of such Specified Tax Proceeding, including by giving the Non-Controlling Party advance notice of, and opportunity to attend, any in-person, electronic or telephonic meetings, (ii) provide the Non-Controlling Party with copies of any written correspondence or other submissions received from a taxing authority with respect to such Specified Tax Proceeding, (iii) provide drafts of any written correspondence to be provided to any taxing authority in connection with such Specified Tax Proceeding to the Non-Controlling Party for the Non-Controlling Party’s review and comment and consider in good faith all reasonable comments of the Non-Controlling Party in such final correspondence or submission and (iv) not enter into any settlement of, or otherwise compromise, any such Specified Tax Proceeding without the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, delayed or conditioned. For purposes of this Section 6.8(d), the “Controlling Party” shall be whichever of Seller or Buyer (or tax group that includes Seller or Buyer) is reasonably expected to bear the greater liability as a result of the applicable Tax Proceeding (including under this Agreement), and the “Non-Controlling Party” shall be whichever of Seller or Buyer is not the Controlling Party.

(e) Cooperation. Buyer, the Company Group and Seller shall cooperate fully, as and to the extent reasonably requested by any other Party, at the requesting party’s sole cost and expense (except in the case of cooperation with respect to the preparation and filing of any affiliated, combined, consolidated, unitary or similar group Tax Return for any Pre-Closing Tax Period which includes any member of the Company Group and any Retained Subsidiary, in which case each party shall bear its own costs and expenses), in connection with the preparation and filing of Tax Returns and any Tax Proceeding and the computation and verification of any amounts paid or payable in respect to Taxes (including any supporting work papers, schedules and documents). Such cooperation shall include the retention and (on the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis with reasonable notice to provide additional information and explanation of any material provided hereunder. The Company Group shall retain all books and records in its possession at Closing with respect to Tax matters pertinent to the Company Group relating to any Tax periods until the seventh anniversary of the Closing Date and shall abide by all record retention agreements entered into with any taxing authority, and shall give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that Tax period, and if Seller so requests, the Company Group shall allow Seller to take possession of such books and records rather than destroying or discarding such books and records. Prior to the Closing, the Seller shall transfer or cause to be transferred to the Company Group any books and records with respect to Tax matters pertinent to the Company Group held by Seller or any of its Affiliates, provided that Seller may retain copies of any such books and records reasonably necessary or appropriate to allow Seller to prepare Tax Returns to be filed after Closing, to defend itself in case of audit or examination, or for any other reasonable purposes.

(f) Straddle Period. To the extent necessary to determine the allocation of Taxes in respect of a Straddle Period, Taxes of the Company Group based on or measured by income, gross or net sales, payroll or payments or receipts shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date and any other Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis. For purposes of making this determination, if any member of the Company Group is a partner in an entity treated as a partnership for U.S. federal income tax purposes, the taxable year of such partnership shall be deemed to end on the Closing Date.

(g) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement (but subject to the proviso at the end of this sentence), one half of all excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) arising from the Share Purchase shall be borne by Buyer and one half by Seller, provided that any Pre-Closing Reorganization Taxes that constitute Transfer Taxes shall be borne by Seller.

(h) LB Jersey Holdco Limited Valuation. The Parties agree that the valuation of the equity interests of LB Jersey Holdco Limited (the “Subject Equity Interests”) as set forth in the draft valuation provided by Seller in the virtual data room established for purposes of Buyer’s due diligence and numbered 8.9.1 is satisfactory in form and substance to Buyer, provided that the Parties shall update such valuation for foreign currency fluctuations and other items upon which the Parties agree, to reflect the fair market value of the Subject Equity Interests as of the proposed date of distribution of the Subject Equity Interest to Seller (the “Appraised Value”). The Parties shall, and shall cause their respective Affiliates to, calculate Pre-Closing Reorganization Taxes and prepare and file all income Tax Returns, in each case, in a manner consistent with the Appraised Value and shall not take any position inconsistent therewith except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision under state, local or non-U.S. Law).

(i) Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of each member of the Company Group pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any member of the Company Group on the one hand, and the Seller, any Retained Subsidiary or any of their respective Affiliates, on the other hand, are parties, shall terminate, and neither the Seller, any Retained Subsidiary nor any of their respective Affiliates, on the one hand, nor any member of the Company Group, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

(j) Tax Treatment of Payments. Any indemnity payment pursuant to this Agreement or payment made pursuant to this Section 6.8 shall be treated as an adjustment to the Final Purchase Price for all applicable Tax purposes. The Parties shall, and shall cause their respective Affiliates to, prepare and file all income Tax Returns in a manner consistent with such treatment and shall not take any position inconsistent therewith unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision under state, local or non-U.S. Law).

(k) Pre-Closing Tax Matters. Prior to the Closing, Seller shall cause the Company to use commercially reasonable efforts to apply Rev. Proc. 2003-33, 2003-1 C.B. 803 (Apr. 2, 2003) to obtain an automatic extension under Treasury Regulations Section 301.9100-3 to file an election under Section 338(g) of the Code with respect to the Company Group’s acquisition of each of the non-U.S. Subsidiaries acquired from DS Smith plc on February 27, 2020.

(l) Post-Closing Tax Matters. After the Closing, without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed) or pursuant to the resolution of any Tax Proceeding, Buyer shall not, and shall cause its Affiliates (including the Company Group) not to, take any of the following actions with respect to the Company Group: (i) other than Tax Returns that are filed pursuant to Section 6.8(a), file any Tax Return relating to a Pre-Closing Tax Period; (ii) amend or otherwise modify any Tax Return previously filed for a Pre-Closing Tax Period; (iii) make or change any Tax election (other than the Section 338(g) elections contemplated by Section 6.8(k)) or accounting method with respect to, or that has retroactive effect to, a Pre-Closing Tax Period; or (iv) make or initiate any voluntary contact with a taxing authority (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period, in each case of clauses (i) through (iv), if such action would reasonably be expected to, increase Pre-Closing Taxes taken into account as a liability in the determination of the Final Purchase Price, increase Taxes included in Working Capital or other Taxes taken into account in the determination of Final Purchase Price, give rise to an indemnification obligation under Section 6.8(a) or, in the case of filing or amending any Tax Return of the Company relating to a Pre-Closing Tax Period, increase the U.S. federal income Tax liability of Seller (or its direct or indirect equityholders).

(m) Tax Insurance Policy. The Parties shall cooperate and shall use commercially reasonable efforts to obtain one or more insurance policies, providing insurance coverage for Pre-Closing Reorganization Taxes (and any “gross-up” for any taxes that may be imposed on the receipt of proceeds under such policies) (the “Tax Insurance Policy”). In the event that such Tax Insurance Policy is obtained, Buyer shall use commercially reasonable efforts to recover any amounts otherwise indemnifiable under Section 6.8(a) under the Tax Insurance Policy. Reusables Holdco shall have no liability to Buyer under Section 6.8(a) in respect of amounts recovered under the Tax Insurance Policy. Any premium, fees, taxes and surcharges required to be paid in connection with such Tax Insurance Policy shall be treated as set forth in the determination of the Tax Attribute Amount.

Section 6.9 Compensation and Benefits.

(a) For a period of 12 months after the Closing Date, Buyer shall provide or cause to be provided to each Company Employee who is employed by the Company Group prior to the Closing and that continues such employment following the Closing (each, a “Continuing Employee”) (i) on an individual basis, a base salary or wage rate (as applicable) and target annual cash incentive compensation opportunities, that are, in each case, no less favorable than the base salary or wage rate (as applicable) and target annual cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing Date and (ii) on a group basis, employee benefits (excluding any equity-based benefits and any severance, retention, deferred compensation, defined benefit pension or retiree medical benefits) that are substantially comparable to those provided to the Continuing Employees immediately prior to the Closing Date. Buyer and the Company Group shall be solely responsible for satisfying the continuation coverage requirements of Code Section 4980B for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9, except that Seller shall be solely responsible for satisfying the continuation coverage requirements of Code Section 4980B for any current or former employee who provided services primarily or exclusively to the Retained Business.

(b) From and after the Closing Date, Buyer shall and shall cause its Affiliates to grant all Continuing Employees credit for all service with Seller and its Affiliates (including the Company Group) prior to the Closing Date for purposes of eligibility, participation, determining levels of benefits and vesting (but not for benefit accrual under a defined benefit pension plan or retiree medical plan and not for purposes of any grandfathered or frozen plan) under any benefit or compensation plan, program, policy, agreement or arrangement that may be established or maintained by Buyer, the Company Group or any of their respective Affiliates on or after the Closing Date (the “New Plans”), except to the extent that such service credit would result in a duplication of benefits for the same period of service. In addition, Buyer shall use commercially reasonable efforts to (i) cause to be waived for the Continuing Employees (and their dependents) all pre-existing condition exclusions, actively-at-work requirements and similar limitations, eligibility waiting periods, and evidence of insurability requirements under the New Plans, and (ii) cause any deductible, co-insurance, co-payments, and out-of-pocket expenses paid by the Continuing Employees (and their dependents) under the Employee Benefit Plans on or before the Closing Date to be taken into account under any applicable New Plan.

(c) This Section 6.9 shall not (i) constitute or be deemed to be an amendment to any Employee Benefit Plan or any other compensation or benefit plan, program or arrangement of the Company Group, (ii) provide or confer upon any Person (other than the Parties) any third party beneficiary rights to enforce any provision of this Agreement or give any employee any right to employment or continued employment or continued participation in any benefit plan or (iii) limit Buyer’s or the Company Group’s rights to terminate any Continuing Employee for any reason at any time.

Section 6.10 Intercompany Balances. All intercompany balances between the Company Group, on the one hand, and Seller or any of the Retained Subsidiaries, on the other hand, shall be eliminated, by settlement, discharge or otherwise, prior to the Adjustment Time and in each case without any liability to Buyer or any of its Affiliates (including the Company Group). Except for the contracts set forth on Schedule 6.10, all contracts between any member of the Company Group, on the one hand, and Seller, any Retained Subsidiary or any Affiliate of Seller (other than the Company Group), on the other hand shall be terminated prior to the Closing without any liability to Buyer or any of its Affiliates (including the Company Group).

Section 6.11 Investigation; No Other Representations; Non-Reliance. Buyer acknowledges and agrees that the Buyer Persons have independently conducted a due diligence review and analysis of the business, operations, properties, technology, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company Group and, in connection therewith, had access to the personnel, properties, premises and records of the Company Group for such purpose. In entering into this Agreement, Buyer acknowledges and agrees that the Buyer Persons have relied solely on the aforementioned due diligence review and analysis and not on any factual representations or other statements, promises, projections or opinions of the Company Group or Seller or any of their Representatives or any other Person, except for the representations and warranties made by the Company in Article III and Seller in Article IV, in each case, as qualified by the Schedules (“Express Representations”). Buyer acknowledges and agrees that: (a) except for the Express Representations, none of the Company, any Subsidiary of the Company, Seller or any other Person is making, and none of them has made, any representation and warranty, express or implied, at law or in equity, in respect of Seller, the Company, any Subsidiary of the Company or any of their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, management presentations, projections, documents, material or other information (financial or otherwise) regarding the Company furnished or made available to any Buyer Person in any data room, management presentation or in any other manner or form in expectation of, or in connection with, the transactions contemplated hereby; (b) except for the Express Representations, (i) no Buyer Person is relying on, and no Buyer Person has relied on, any representations and warranties that may have been made by the Company Group, Seller or any other Person and (ii) the Company and Seller disclaim any representation and warranty made by any Nonparty or any other Person; and (c) none of the Company, Seller or any other Person has any obligation or duty to make any disclosures other than those required to be disclosed on the Schedules in order to make the Express Representations true and correct. Without limiting the generality of any of the foregoing, Buyer acknowledges and agrees that: (A) none of the Company, any Subsidiary of the Company, Seller or any other Person makes any representation or warranty regarding any third party beneficiary rights or other rights which any Buyer Person might claim under any studies, reports, tests or analyses prepared by any third parties for the Company Group or any of its Affiliates, even if the same were made available for review by the Buyer Persons; and (B) none of the documents, information or other materials provided to any Buyer Person by or on behalf of the Company or by Seller or any of their respective Affiliates or Representatives constitutes legal advice and Buyer waives all rights to assert that it received any legal advice therefrom or that it had any sort of attorney-client relationship with any of such Persons.

Section 6.12 Tail Policy. At or prior to the Closing Date, the Company may purchase and, if the Company purchases, then the Company shall maintain in effect for a period commencing as of the Closing Date and for six years thereafter a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company Group, with respect to claims arising from facts or events that occurred on or before the Closing and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy (the “D&O Tail Policy”). Seller shall control all claims made under or in respect of the D&O Tail Policy affecting any Person appointed by or otherwise affiliated with Seller or Olympus and no such claims shall be settled without the prior written consent of Seller.

Section 6.13 Books and Records; Post-Closing Access. If, for a period of six years after the Closing Date, (x) Buyer identifies any Business Records in the possession of Seller or any of the Retained Subsidiaries or (y) Seller identifies any books and records relating to the Retained Business (such books and records, the “Retained Business Records”) in the possession of Buyer or the Company Group, then, Seller or Buyer, as applicable, shall use commercially reasonable efforts to provide or cause to be provided promptly to Buyer or Seller, as applicable, copies of such Business Records or such Retained Business Records, as applicable. In the event any such Business Records or Retained Business Records, as applicable, do not relate solely to the Business or the Retained Business, as applicable, Seller or Buyer, as applicable, may provide a copy of such Business Records or such Retained Business Records, as applicable, with any information not related solely to the Business or the Retained Business, as applicable, removed or redacted therefrom. Seller, the Retained Subsidiaries and their Affiliates may retain a copy of any Business Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of Seller, a Retained Subsidiary or any of their Affiliates prior to the Closing relating to the conduct of the Business or the Company Group on or before the Closing Date. Buyer shall maintain at least one copy of all material Business Records of the Company Group and not destroy or dispose of such copy for a period of six years from the Closing Date or such longer time as may be required by Law, and if thereafter Buyer proposes to destroy or dispose of such copy, Buyer shall offer first in writing at least 30 days prior to such proposed destruction or disposition to surrender such Business Records to Seller. For a period of six years after the Closing Date, Buyer shall, and shall cause its Affiliates, including the Company Group, to (i) provide Seller and its Representatives reasonable access to (or copies of) the Business Records and (ii) cause the employees, counsel and financial advisors of Buyer and its Affiliates, including the Company Group, to cooperate with Seller and its Representatives, in each case, to the extent reasonably requested by Seller in connection with accounting, tax, legal, regulatory and other similar needs in respect of the conduct of the Business prior to the Closing and subject to Seller’s execution of a customary confidentiality agreement. Nothing in this Section 6.13 shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation, nor shall this Section 6.13 apply in the event of any litigation between Buyer and any of its Affiliates (including, after the Closing, the Company Group), on the one hand, and Seller or any of its Affiliates (including, after the Closing, the Retained Subsidiaries), on the other hand. Notwithstanding the foregoing, the provisions of Section 6.8 shall govern with respect to Tax-related matters to the extent any provision in Section 6.8 is in conflict with this Section 6.13.

Section 6.14 Guarantees. Prior to the Closing, Buyer shall cooperate with Seller to obtain from the respective beneficiary written releases of Seller, the Retained Subsidiaries and their Affiliates, as applicable, from all liabilities and obligations under any Business Guarantees. If any Business Guarantee has not been released as of the Closing Date, Buyer and Seller shall cooperate and use their respective commercially reasonable efforts to terminate, or, if the Parties are unable to so terminate, cause Buyer or one of its Subsidiaries (including, following the Closing Date, a member of the Company Group) to be substituted in all respects for Seller or its applicable Affiliate party to such Business Guarantee, and until such time as such substitution is effected, Buyer and the Company Group shall indemnify Seller and the Retained Subsidiaries and their Affiliates for all losses arising from or relating to such Business Guarantees.

Section 6.15 Solicitation of Section 280G Approval. Prior to the Closing, Seller and the Company shall (i) use commercially reasonable efforts to obtain a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code) that shall provide that, if the requisite stockholder approval under 280G(b)(5)(B) of the Code is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual, and (ii) solicit from the Seller’s equityholders a vote with respect to such excess parachute payments in compliance with the requirements of Section 280G(b)(5)(B) of the Code, including by delivering to Seller’s equityholders a disclosure statement in a form reasonably satisfactory to Buyer which satisfies the disclosure obligations under 280G(b)(5)(B) of the Code. Seller and the Company shall not make any such excess parachute payments that are not so approved. Seller shall provide Buyer with a copy of the form of such waiver and such disclosure statement (and all calculations, including backup schedules, applicable thereto) for its review and comment no less than three (3) Business Days prior to delivery to each such disqualified individual and Seller’s equityholders, respectively, and Seller shall consider any comments from Buyer in good faith. Notwithstanding the foregoing, to the extent that any contract, agreement, plan or arrangement is entered into (or planned to be entered into) by, or at the direction of, Buyer or any of its Affiliates and a disqualified individual in connection with the transactions contemplated by this Agreement at or prior to the Closing (the “Buyer Arrangements”), Buyer shall provide a copy of such contract, agreement, plan or arrangement to the Seller Parties at least ten (10) days before the Closing and the Seller shall provide prior to Closing an updated version of the Section 280G analysis reflecting the impact of any payments or benefits granted or contemplated therein that could constitute, individually or in the aggregate with other payments and/or benefits, “parachute payments” under Section 280G of the Code; provided that, in any event, the Company’s failure to include the Buyer Arrangements in the stockholder approval materials described herein due to Buyer failing to timely provide Seller with such Buyer Arrangements shall not result in a breach of the covenants set forth in this Section 6.15.

Section 6.16 Non-Solicitation; Non-Competition; Confidentiality.

(a) For a period beginning on the Closing Date and ending on the earliest to occur of (i) the date that is 24 months after the Closing Date, (ii) solely for the purposes of the obligations in this Section 6.16(a) in respect of the Retained Subsidiaries, the date on which investment funds affiliated with Olympus cease to own or control Seller, the Retained Subsidiaries or the Retained Business and (iii) and such shorter duration as may be required by applicable Law, without the prior written consent of Buyer, with respect to each employee of the Company Group set forth on Schedule 6.16(a) (for the purposes of this Section 6.16(a), each a “Covered Person”), Seller agrees that it shall not, and shall cause the Retained Subsidiaries and its and their respective Affiliates (including Olympus) not to, solicit for employment or engagement, or hire or engage (whether as an employee, consultant or otherwise) any Covered Person or knowingly encourage, aid or induce any Covered Person to leave his or her employment with Buyer or the Company Group; provided that Seller and the Retained Subsidiaries shall not be restricted from (i) soliciting for employment any Covered Person who has been terminated by Buyer or the Company Group at least six months prior to any solicitation or (ii) making general solicitations for employment not specifically targeted at Covered Persons.

(b) For a period beginning on the Closing Date and beginning on the earliest to occur of (i) the date that is five years from the Closing Date, (ii) the date on which investment funds affiliated with Olympus cease to own or control Seller, the Retained Subsidiaries or the Retained Business and (iii) and such shorter duration as may be required by applicable Law, except as permitted by this Section 6.16(b), Seller shall not, and shall cause the Retained Subsidiaries not to, directly or indirectly (including through any licenses, reorganizations, sales, transfers or grants of assets or rights or other transactions), anywhere in the world, operate, engage or participate in, carry on in any manner, or have an ownership interest in any Person engaged in, a manner that competes with the Business as operated by the Company Group on the Closing Date; provided that the foregoing shall not preclude, prohibit or restrict any Retained Subsidiary from owning five percent (5%) or less of the outstanding publicly traded securities and voting power of any Person engaged in the Business, so long as no Retained Subsidiary or its directors, officers or employees exercise management or control functions with respect to such Person. For the avoidance of doubt, the obligations set forth in this Section 6.16(b) shall not apply to Olympus or any Affiliate thereof (other than Seller and the Retained Subsidiaries).

(c) For a period of six years after the Closing Date, unless Buyer has otherwise consented in writing, Seller shall, and shall cause its Affiliates to, retain in confidence any and all confidential or proprietary information to the extent related to the Business, including any copies of Business Records, and shall not disclose such information to any other Person; provided that the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 6.16(c), (ii) is required to be disclosed by applicable Law or to a Governmental Authority, or (iii) that Seller or any of its Affiliates receives after the Closing from a source that is not known (after reasonable inquiry) by Seller or its Affiliates to be under any obligation of confidentiality to Buyer or its Affiliates with respect to such information. Nothing in this Agreement, including this Section 6.16(c), shall prevent the disclosure on a confidential basis of information to Olympus’s former, current and prospective limited partners or investors in a manner consistent with its customary practices as a private equity fund.

(d) If, at the time of enforcement of any covenant contained in this Section 6.16, a court or other Governmental Authority shall hold that the duration or scope stated herein are unreasonable under circumstances then existing, the Parties agree that the maximum duration or scope reasonable under such circumstances shall be substituted for the stated duration or scope and that the court or other Governmental Authority shall be allowed and directed to revise the restrictions contained herein to cover the maximum period and scope permitted by applicable Law.

Section 6.17 Wrong Pockets; Mail and Other Communications; Payments.

(a) After the Closing, if either Buyer, on the one hand, or Seller, on the other hand, or any of their respective Subsidiaries becomes aware that any of the assets primarily used, or primarily held for use, by the Business have not been transferred, assigned or conveyed to Buyer or the Company Group and such asset is held by the Retained Subsidiaries or that any of the assets primarily used, or primarily held for use, by the Retained Business has not been retained by or transferred, assigned or conveyed to the Retained Subsidiaries and such asset is held by the Company Group, then Buyer or Seller, as applicable, will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of Seller.

(b) After the Closing, each of the Buyer, Seller and their respective Subsidiaries may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, each of Buyer, Seller and their respective Subsidiaries authorizes Seller and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any of its Subsidiaries) or any of such other Party’s (or any of its Subsidiaries) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, email and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 6.17 are not intended to, and shall not be deemed to, constitute an authorization by any of the Seller, Buyer or any of their Subsidiaries to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.

(c) Seller shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Buyer (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Seller or any of its Subsidiaries after the Closing to the extent that they relate to the Business.

(d) Buyer shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Seller (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Buyer or any of its Subsidiaries to the extent that they relate to the Retained Business.

Section 6.18 Mutual Release and Waiver. Effective upon the Closing, except for claims under this Agreement or any document, certificate or agreement delivered in connection herewith, each of Reusables Holdco, on behalf of itself and each of the Retained Subsidiaries and their respective predecessors, successors and assigns, on the one hand, and the Company Group and its predecessors, successors and assigns (the “Related Parties”) hereby irrevocably waive, release and discharge the Company Group (in the case of Reusables Holdco) and the Retained Subsidiaries (in the case of the Company Group) and its and their respective officers, directors, employees, managers, agents, representatives, heirs, beneficiaries, executors, trustees, administrators, successors and assigns from any and all liabilities, debts or obligations to the Related Parties of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown.

Section 6.19 Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange, obtain and consummate the Financing contemplated by the Commitment Letter on or prior to the Closing Date on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Commitment Letter and any related Fee Letter (or on other terms that, with respect to conditionality, are not less favorable to Buyer than the terms and conditions (including any “flex” provisions) set forth in the Commitment Letter, and, with respect to amount, are in an amount not below the Acquisition Financing Amount (“Acceptable Financing Terms”)), including by:

(i) maintaining in effect and enforcing its rights under the Commitment Letter and any Definitive Debt Financing Agreements,

(ii) using reasonable best efforts to satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions to the funding of the Financing set forth in the Commitment Letter and the Definitive Debt Financing Agreements that are within its control (or, if deemed advisable by Buyer, seeking the waiver of conditions applicable to Buyer contained in the Commitment Letters and such Definitive Debt Financing Agreements) and

(iii) using reasonable best efforts to negotiate and enter into definitive agreements (which, with respect to the bridge facility documentation, shall not be required until necessary or advisable to ensure that the funding thereof (if required to fund the Acquisition Financing Amount) will occur on the Closing Date) with respect to the Financing on Acceptable Financing Terms (the “Definitive Debt Financing Agreements”).

(b) Buyer shall (i) upon written request of the Seller, keep the Seller informed in reasonable detail of the status of its efforts to arrange the Financing and (ii) give the Seller prompt notice of (x) any material breach or default, by any party to the Commitment Letter, of which Buyer becomes aware or (y) the receipt of any written notice from any Financing provider with respect to any breach of any of Buyer’s obligations under the Commitment Letter.

(c) Prior to the Closing, Buyer shall not agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letter or Definitive Debt Financing Agreements without the Seller’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that Buyer may, without the Seller’s prior written consent, (i) enter into any amendment, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Debt Financing Agreements that does not (A) reduce the aggregate amount of the Financing contemplated by the Commitment Letter to an amount below the Acquisition Financing Amount, (B) materially and adversely affect the ability of Buyer to enforce its rights against other parties to the Commitment Letter or the Definitive Debt Financing Agreements as so amended, supplemented, or otherwise modified, relative to the ability of Buyer, as applicable, to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or (C) impose new or additional conditions or expand any of the conditions to the availability of the Financing, make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing on or prior to the Closing Date less likely to occur or otherwise prevent, materially delay or impede the consummation of the Share Purchase (the limitations set forth in these clauses (A), (B) and (C), the “Prohibited Financing Amendments”), and (ii) amend, replace, supplement or otherwise modify the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Commitment Letter as of the date of this Agreement. Upon any such amendment, supplement or modification, the terms “Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, supplemented or modified. Buyer shall promptly deliver to the Company copies of any such amendment, supplement or other modification of the Commitment Letter.

(d) If for any reason all or any portion of the Financing becomes unavailable, then Buyer shall (i) use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing, in an amount equal to the Acquisition Financing Amount, on Acceptable Financing Terms (provided, that, without the prior written consent of the Company, such alternative financing shall not effect any Prohibited Financing Amendments) and (ii) promptly notify the Company of such unavailability and the reason therefor.

(e) In the event that (i) any portion of the Financing structured as debt securities financing is unavailable, regardless of the reason therefor, (ii) (A) all conditions set forth in Section 2.7(a) and Section 2.7(b) (other than those conditions that by their nature are to be satisfied at the Closing or the failure of which to be satisfied is caused by a breach by Buyer of its representations and warranties, covenants or other obligations contained in this Agreement) shall have been satisfied (or are capable of being satisfied at the Closing) and (B) the Closing should occur or should have occurred pursuant to Section 2.4, (iii) the bridge facilities contemplated by the Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 6.19) are available on the terms and conditions described in the Commitment Letter (or replacements thereof) and (iv) all conditions in the Commitment Letter have been satisfied or waived (or are capable of being satisfied at the Closing), then Buyer shall cause the proceeds of such bridge financing to be used in lieu of such affected portion of the debt securities financing.

(f) In the event any alternative financing is obtained in accordance with this Section 6.19 (“Alternative Financing”), references in this Agreement to the Financing shall also be deemed to include such Alternative Financing (and any Financing remaining in effect at the time in question), and if one or more commitment letters or Definitive Debt Financing Agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letter and the Definitive Debt Financing Agreements shall also be deemed to include such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Buyer pursuant to this Section 6.19 shall be applicable thereto to the same extent as Buyer’s obligations with respect to the Financing. The foregoing notwithstanding, compliance by Buyer with this Section 6.19 shall not relieve Buyer of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(g) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.19 or otherwise will require, and in no event will the reasonable best efforts of Buyer be deemed or construed to require, Buyer to (i) seek or accept Financing on terms materially adverse to or materially less favorable than those set forth in the Commitment Letter (including the “flex” provisions), or (ii) pay any fees materially in excess of those contemplated by the Commitment Letter.

Section 6.20 Financing Cooperation.

(a) Seller shall, and shall cause the members of the Company Group to, and each of Seller and the members of the Company Group shall use its reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide such customary cooperation as is reasonably requested by Buyer in writing in connection with the Financing (which term, for purposes of this Section 6.20, shall include any other financing incurred in lieu thereof or otherwise in connection with the Share Purchase). Such cooperation shall include but not be limited to the following:

(i) assisting with the timely preparation and negotiation of customary rating agency presentations and materials, credit agreements, indentures, bank information memoranda, syndication documents and materials, lender presentations, offering documents, prospectuses, memoranda, investor presentations, purchase agreements, guarantees, pledge and security documents, closing certificates and similar documents in connection with the Financing;

(ii) providing Buyer with financial, business and other information of the Company Group that is reasonably requested by Buyer to the extent necessary to permit Buyer to prepare pro forma financial information and pro forma financial statements, and with the preparation of projections, it being agreed that Buyer shall provide (A) the proposed aggregate amount of debt financing, together with assumed interest rates and fees and expenses relating to the incurrence of such debt and (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the Share Purchase ((A) and (B), the “Buyer Pro Forma Information”);

(iii) (A) authorizing (which may be done on a basis that is contingent upon the Closing occurring substantially simultaneously), executing and delivering any pledge and security documents, supplemental indentures, other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer; (B) giving Buyer reasonable access to the offices, properties, books, records and other information of the Company Group to facilitate the granting of security in any collateral; provided that such access shall not extend to any invasive sampling or analysis of soil, groundwater, indoor air, building material or other environmental media including of the sort generally referred to as a Phase II environmental investigation without the express written consent of Seller; (C) assisting with the provision of the insurance certificates and endorsements; and (D) otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Financing;

(iv) furnishing Buyer with the Required Financing Information and such other information reasonably requested in connection with the Financing for use in connection with the Financing (including due diligence on behalf of the Financing providers);

(v) furnishing Buyer with the unaudited consolidated balance sheet and the related unaudited consolidated statement of income of the Company Group as of and for each fiscal quarter ended at least 60 days prior to the Closing Date;

(vi) executing and delivering customary authorization letters to the Financing providers authorizing the distribution of information regarding the Company Group to prospective lenders or investors in connection with the Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company Group or its securities, and a customary representation as to the accuracy of the information contained in the disclosure and marketing materials related to the Financing (“Financing Authorization Letters”);

(vii) causing its independent accountants to (A) provide drafts and executed versions of customary comfort letters (including “negative assurance” comfort) with respect to financial information and pro forma financial information relating to the Company Group as reasonably requested by Buyer or as necessary or customary for financings similar to the Financing (including any offering or private placement of debt securities), (B) provide assistance in the preparation of pro forma financial statements and information, and (C) otherwise provide customary assistance;

(viii) (A) cooperating with Financing providers in performing due diligence including, upon reasonable request and with reasonable advance notice, direct contact between appropriate members of senior management of the Company Group, on the one hand, and the Financing providers, on the other hand, and (B) assisting in obtaining credit ratings;

(ix) to the extent requested at least ten Business Days prior to the Closing Date, promptly furnishing Buyer and the Financing providers at least three Business Days prior to the Closing Date with all documentation and other information relating to the Company Group that any lender providing or arranging the Financing has determined is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership Laws, including a beneficial ownership certification in relation to the Company Group, which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers, published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association; and

(x) if Buyer reasonably requests, making available on its website material non-public information with respect to the Company Group which Buyer reasonably determines (and the Company does not unreasonably object) to include in a customary “public side” offering or marketing document in connection with the Financing.

(b) Notwithstanding anything in this Section 6.20 to the contrary, in fulfilling its obligations pursuant to this Section 6.20, Seller and the Company Group will not be required to: (i) prior to the Closing Date, incur any liability, or commit to incur, or pay, or be required to pay or reimburse, or commit to reimburse, any commitment fee or other fee, cost, expense, indemnity, liability, obligation, amount or payment in connection with the Financing prior to the Closing (other than customary expenses in connection with the cooperation described in this Section 6.20 that are promptly reimbursed by Buyer); (ii) prior to the Closing Date, execute, deliver or enter into, or perform any agreement, document, certificate or instrument taking effect prior to the Closing with respect to the Financing (other than (A) Payoff Notices and (B) Financing Authorization Letters), and the directors, members, general partners and managers (and any equivalent governing body) of the Company or its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments taking effect prior to the Closing (except to the extent solely with respect to any directors continuing in such directors’ capacities for the Company or the same Subsidiary from and after the Closing) pursuant to which the Financing is obtained (including, but not limited to, any credit or other agreements, pledge or security documents, or other certificates); (iii) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability that would be effective prior to the Closing Date or for which such Person will not be indemnified; (iv) provide cooperation that unreasonably interferes (in the judgment of the Company) with the ongoing business or operations of the Company or its Subsidiaries; (v) provide cooperation that causes any representation and warranty or covenant or other obligation in this Agreement to be breached; (vi) provide cooperation that causes any closing condition set forth in Article II to fail to be satisfied or would, based on the advice of the Company’s legal counsel (which, for the avoidance of doubt, may be internal counsel), conflict with, violate or result in a breach of or default under any Material Contract (including this Agreement) (to the extent not entered into in contemplation of contravening or circumventing the cooperation obligation set forth in this Section 6.20) or any organizational document of the Company or its Subsidiaries; (vii) provide cooperation that would cause competitive harm to the Company or its Subsidiaries, if the transactions contemplated by this Agreement are not consummated; (viii) provide any legal opinion or other opinion of counsel, or any information that would, based on the good faith advice of the Company’s legal counsel (which, for the avoidance of doubt, may be internal counsel), result in a violation of applicable law or loss of attorney-client privilege or that is attorney work product or breach any confidentiality obligations binding on the Company, its Subsidiaries or any of their Affiliates or any of their Representatives; provided, that the Company or its Subsidiaries shall use reasonable best efforts to notify Buyer that such information is being withheld on such ground and shall use reasonable best efforts to disclose any information being withheld, in each case, to the extent such notification or disclosure would not violate such applicable law or result in the loss of (or hinder) such privilege or such attorney work product; (ix) encumber any of the assets of the Company or its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to the Financing prior to Closing (or provide any pre-filing Uniform Commercial Code financing statement authorization letter or agreement prior to Closing); (x) provide assistance, or execute or deliver any documents or information with respect to any Person other than solely the Company and its Subsidiaries; (xi) prepare any pro forma financial statements; or (xii) pay or incur any amount that would constitute Indebtedness of the Company or any of its Subsidiaries or would reduce the consideration that would otherwise be owed by Buyer under this Agreement. For the avoidance of doubt, in connection with any request for information from, or any request for any effort or action by, the Company, Buyer shall provide copies of the then current draft of the applicable documentation to which such request relates, in each case, to the extent reasonably necessary for the Company to provide the requested information, make the requested effort or take the requested action. Other than as provided in this Section 6.20, in no event shall the Company, its Subsidiaries or their respective Subsidiaries be required to pay any commitment or other fee or amount or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Buyer in arranging the Financing or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Financing. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.20 and Section 6.22 represent the sole obligations of the Company and its Subsidiaries and their respective Affiliates and Representatives with respect to cooperation in connection with the Financing and no other provisions of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In addition, the condition set forth in Section 2.7(b)(i), as it applies to the Seller’s obligations in this Section

6.20, shall be deemed satisfied, and the Seller shall not be deemed to have breached or failed to perform or comply with any covenants or other obligations set forth in this Section 6.20, unless any such breach or failure to comply or perform constitutes a deliberate action or omission taken or omitted to be taken by the Seller in material and willful breach of is obligations.

(c) Buyer shall, upon request by the Seller or the Company, reimburse the Seller or the Company for all reasonable and documented out-of-pocket costs incurred by the Seller or the Company Group in connection with fulfilling its obligations pursuant to this Section 6.20). Buyer shall indemnify and hold harmless the Seller and the Company Group from and against any and all damages actually suffered or incurred by them in connection with actions taken pursuant to this Section 6.20, except in the event such loss or damage arises out of (i) the willful misconduct, fraud, or bad faith by the Seller or any member of the Company Group or, in each case, their respective Representatives, (ii) the material breach of this Agreement thereby, or (iii) any information provided to Buyer in writing by the Seller or any member of the Company Group for inclusion in any materials relating to the Financing.

(d) Seller and the members of the Company Group will use their respective reasonable best efforts to update any Required Financing Information provided to Buyer and the Financing providers as may be necessary so that such Required Financing Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financing Information”. The Company will notify Buyer if any of the Required Financing Information or any other information provided pursuant to this Section 6.20 is found to have contained any untrue statement of a material fact or to have omitted to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which they were made.

(e) For the avoidance of doubt, Buyer may, to most effectively access the financing markets, require the cooperation of the Seller and/or any member of the Company Group under this Section 6.20 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date.

(f) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of Buyer’s obligations hereunder.

(g) Subject to the Buyer’s indemnification obligations set forth in this Section 6.20, the Seller and the members of the Company Group hereby consent to the use of its and their logos in connection with the Financing so long as the Company has a reasonable opportunity to review such logos and such logos (i) are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Seller or the Company Group or the reputation or goodwill of the Seller or the Company Group; (ii) are used solely in connection with a description of the Company Group, its business and products or the Share Purchase (including in connection with any marketing materials related to the Financing); and (iii) are displayed and presented in a manner consistent with the Company Group’s past practice.

Section 6.21 Assignment of Intellectual Property. Prior to the Closing, Seller shall, or shall cause its applicable Affiliate to, (a) assign to a member of the Company Group all right, title and interest in and to any and all Company IP held by Seller and its Affiliates (other than the Company Group) listed in Schedule 6.21, (b) assign (or confirm prior exclusive assignment of) Proprietary Rights invented, conceived, or developed by a current or former employee of a member of the Company Group, during the period of such employment, to the Company, (c) execute and deliver to a member of the Company Group all documents and instruments necessary to effectuate such assignments, in a form reasonably agreeable to Buyer, (d) deliver documentation evidencing filing of recordation of such assignments with respect to issued, registered or applied-for Proprietary Rights with the United States Patent and Trademark Office, United States Copyright Office and foreign intellectual property offices, as applicable, as necessary to reflect and record ownership by the Company Group of such Proprietary Rights, (e) deliver documentation evidencing filing of change-of-name or similar documentation to reflect and record that ownership of all Company Registered IP is in the current name of a member of the Company Group and (f) at least ten (10) Business Days prior to the Closing Date, provide Buyer with a list of all actions that must be taken within 90 days after the Closing Date for the purposes of obtaining, maintaining, prosecuting, perfecting, preserving or renewing any Company Registered IP, including the payment of any registration, maintenance, renewal or other fees or the filing of any responses to office actions, applications, certificates or other documents.

It is the intention of the Parties that upon the Closing Date, Seller and its Affiliates shall not have retained any Proprietary Rights used in, necessary for or otherwise practiced by the conduct of the Business as conducted as of the Closing (including by making, importing, using, offering for sale, selling or otherwise providing any product or service of the Business). Notwithstanding the foregoing, to the extent Seller and its Affiliates do own or have otherwise retained such Proprietary Rights (other than Trademarks or Internet Properties), then Seller, on behalf of itself and its Affiliates, hereby grants, and shall be deemed to have granted as of the Closing, to Buyer and the Company Group a non-exclusive, irrevocable, perpetual, sublicenseable, transferable license under such Proprietary Rights, if any, to conduct the Business and otherwise exploit such rights without restriction in connection with the Business and natural evolutions and developments thereof, including as integrated with Buyer’s other businesses.

Section 6.22 Treatment of Indebtedness. At least three (3) Business Days prior the Closing, the Company shall deliver, or cause to be delivered, to the Buyer (x) customary evidence that the Company or any applicable member of the Company Group has delivered, or caused to be delivered, all notices required to effect the payoff and termination of all obligations and commitments of the applicable member of the Company Group under the Payoff Indebtedness and the simultaneous release of all Liens, security interests and guarantees in respect of such Indebtedness at the Closing (“Payoff Notices”), (y) drafts of customary payoff letters from each holder of the Payoff Indebtedness, or the applicable agent, trustee or other representative on behalf of such Persons, which payoff letters shall (A) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Payoff Indebtedness as of the Closing Date (other than contingent obligations) (the “Payoff Amount”) and (B) state that all obligations (including guarantees) (other than contingent obligations) in respect thereof and Liens in connection therewith on the assets of any member of the Company Group are or shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released or arrangements reasonably satisfactory to Buyer for such release shall have been made by such time (the “Payoff Letters”) and (z) drafts of customary release documentation (if the applicable release is not set forth in the Payoff Letters) evidencing the release of each Lien and guarantee granted by any member of the Company Group in connection with the Payoff Indebtedness (the “Release Documents”). On the Closing Date, the Company shall deliver, or cause to be delivered, to the Buyer duly executed Payoff Letters and Release Documents.

Section 6.23 Representation and Warranties Insurance; Escrow Agreement. Prior to the Closing, Seller shall, and shall cause the Company Group to, reasonably cooperate with and assist Buyer and its Affiliates in securing a representation and warranties insurance policy in respect of the representations and warranties contained herein, including reasonably cooperating to provide information to the extent reasonably necessary to remove any exclusions from such policy. Prior to the Closing, the parties shall reasonably cooperate to agree to the terms and conditions of the Escrow Agreement.

Article VII

Limitations on Liability

Section 7.1 Indemnification.

(a) Subject to Section 7.2, following the Closing, Seller and Reusables Holdco shall, and shall cause the Retained Subsidiaries to, indemnify, defend and hold harmless Buyer and the Company Group and/or their respective Affiliates (each a “Buyer Indemnitee”) from and against any and all damages, losses, liabilities, obligations, Taxes, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) incurred or suffered by any of them as a result of or arising out of any liabilities to the extent relating to arising out (i) of the businesses of the Retained Subsidiaries, including the Retained Business (collectively, the “Retained Business Liabilities”) (for the avoidance of doubt, without prejudice to any claim or cause of action Seller or its Affiliates may have against Buyer or its Affiliates hereunder) or (ii) in respect of any amounts paid by the Company Group to a Bonus Recipient or a holder of profits interests granted by Seller, any miscalculation of such amounts; provided, that Seller shall be entitled to control any claims made by any Bonus Recipient or holder of profits interests, including with respect to the settlement thereof.

(b) Subject to Section 7.2, following the Closing, Buyer shall indemnify, defend and hold harmless Seller and each of its Affiliates (each a “Seller Indemnitee”) from and against any and all damages, losses, liabilities, obligations, Taxes, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) that are incurred or suffered by any of them as a result of or arising out of any liabilities to the extent relating to or arising out of the businesses of the Company Group, including the Business (collectively, the “Business Liabilities”) (for the avoidance of doubt, without prejudice to any claim or cause of action Buyer or its Affiliates may have against Seller or its Affiliates hereunder).

Section 7.2 Survival. Any covenant or agreement contained in this Agreement that requires performance after the Closing Date shall survive the Closing in accordance with its terms. Notwithstanding anything herein to the contrary, no Buyer Indemnitee or Seller Indemnitee may make a claim for indemnification pursuant to Section 7.1(a) or Section 7.1(b), as applicable, after the third anniversary of the Closing Date and after such date, none of Seller, Reusables Holdco or the Retained Subsidiaries, on the one hand, or Buyer or the Company Group, on the other hand, shall have any obligation or liability thereunder except in respect of unresolved claims timely made thereunder prior to such date (provided that, nothing herein shall prohibit, prevent or restrict the ability of Buyer or any of its Affiliates, on the one hand, or Seller or any of its Affiliates, on the other hand, to (a) implead or otherwise join Reusables Holdco and the Retained Subsidiaries, on the one hand, or Buyer and its Affiliates, on the other hand, or any of their respective successors or assigns, in any claims or proceedings relating or arising from any Retained Business Liabilities, on the one hand, or any Business Liabilities, on the other hand, or (b) claim to any person or Governmental Authority that Buyer or any of its Affiliates, on the one hand, or Seller or any of its Affiliates, on the other hand, are not responsible for such Retained Business Liabilities or Business Liabilities, as applicable, and not the proper defendant in any such claim or proceeding). Subject to Section 7.3(d) and without limiting any Buyer Indemnitee’s rights under any representations and warranties insurance policy or to terminate this Agreement pursuant to Section 8.1(d), the representations and warranties of the Parties contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate upon the Closing, and, accordingly, no Party or Nonparty shall be liable for (i) any inaccuracy or breach of any representations and warranties of any Party set forth in this Agreement or in any certificate pursuant to this Agreement or (ii) any breach of or failure to comply with any covenant or other obligation in this Agreement or in any document, instrument or certificate delivered in connection with this Agreement required to be complied with or performed prior to Closing.

Section 7.3 Limitations on Liability.

(a) Without limiting Buyer’s rights under any representations and warranties insurance policy, the Parties hereby acknowledge and agree that any claim, demand or cause of action (whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory) that arises under or by reason of, or is based on, connected with or otherwise relates to, this Agreement or the transactions contemplated hereby (including the sale process and the negotiation, execution and performance of this Agreement) may be made or brought against only a Party, and no Person who is not a Party, including any past, present or future member, partner, equityholder, Affiliate or Representative of, or any financial advisor or lender to, any Party, or any past, present or future member, partner, equityholder, Affiliate or Representative of, or any financial advisor or lender to, any of the foregoing (collectively, “Nonparties”), shall have any liability or obligation in respect of any such claim, demand or cause of action.

(b) The Company hereby knowingly, voluntarily and irrevocably releases from any liability each current and former Representative of the Company appointed by Olympus (or any Affiliate thereof) in respect of any act or omission of such Person occurring prior to the Closing.

(c) The Parties hereby: (i) acknowledge and agree that the limitations on liability set forth herein were expressly bargained for and are a material inducement for the Parties to enter into this Agreement and consummate the transactions contemplated hereby; (ii) knowingly, voluntarily and irrevocably waive any rights and remedies to which they would otherwise be entitled absent such limitations; and (iii) covenant not to make or bring any claim, demand or cause of action not permitted by this Article VII, in all cases, whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory (including with respect to any matters arising under the Comprehensive Environmental Response, Compensation, and Liability Act or any other environmental, health or safety matters). The Parties intend that this Article VII alter all applicable statutes of limitation.

(d) Nothing in this Article VII shall limit the liability of (i) Seller for common law fraud under Delaware Law in the event Seller knowingly commits common law fraud against Buyer, with the specific intent to deceive and mislead Buyer, in the making of the representations and warranties set forth in Article III or Article IV or in the certificate delivered by Seller pursuant to Section 2.4(b)(ii) or (ii) Buyer for common law fraud under Delaware law in the event Buyer knowingly commits common law fraud against Seller or the Company, with the specific intent to deceive and mislead Seller or the Company, in the making by Buyer of the representations and warranties set forth in Article V or in the certificate delivered by Buyer pursuant to Section 2.4(b)(iii).

Section 7.4 Remedies. The Parties hereby stipulate that irreparable damage will occur in the event that any covenant or other obligation set forth in this Agreement is not complied with in accordance with its terms or is otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, the Parties acknowledge and agree that the Parties and the third party beneficiaries identified in Section 9.3 are entitled to equitable relief, without proof of actual damages, including an injunction or orders for specific performance to prevent non-compliance or other breach of this Agreement and to enforce specifically the terms of this Agreement (including an order sought by any Party to cause the other(s) to consummate the Share Purchase and the other transactions contemplated hereby at Closing), in addition to any other remedy to which they are entitled at law or in equity for any such non-compliance or other breach or threatened breach or termination. Each Party further acknowledges and agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.4 and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. No Party may assert the failure of any condition to be satisfied if such failure was the result of, or arose in connection with, a breach of this Agreement by such Party.

Article VIII

Termination

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by Seller and Buyer pursuant to a written agreement;

(b) by either Seller or Buyer if:

(i) on the date on which the Closing is required to occur, the consummation of the Share Purchase is prohibited under any applicable Law;

(ii) a court of competent jurisdiction has issued an unappealable order, decree or ruling preventing the Share Purchase; or

(iii) the Closing has not occurred on or prior to May 1, 2024 (“Outside Date”);

provided that the right to terminate this Agreement and abandon the transactions contemplated hereby under this Section 8.1(b) shall not be available to any Party whose failure to fulfill or comply with any covenant or other obligation under this Agreement has been the cause of, or resulted in, the imposition of any such Law or order, decree or ruling (in the case of foregoing clauses (i) and (ii)) or the failure of the Closing to occur on or prior to the Outside Date (in the case of foregoing clause (iii)); provided further that the right to terminate this Agreement and abandon the transactions contemplated hereby under this Section 8.1(b)(i) shall not be available to any Party if such applicable Law is proposed or enforced by any Antitrust Authority and is being contested, administratively or in court, by Buyer or any of its Affiliates (or Buyer or its Affiliates so intend to).

(c) by Seller, if (i)(A)Buyer has breached its (x) covenants or other obligations set forth in this Agreement that Buyer is required to comply with prior to the Closing or (y) representations and warranties set forth in Article V, in each case, which would result in the failure to satisfy the applicable conditions specified in Section 2.7(c)(i) or Section 2.7(c)(ii), respectively, and (B) if such breach is curable, then Buyer does not cure such breach within the earlier of 30 days of receiving written notice thereof by Seller and the Outside Date; or (ii) all of the conditions set forth in Section 2.7(a) and Section 2.7(b) are satisfied or waived at the time of any proposed termination (other than those conditions that by their terms are to be satisfied at the Closing and could have been satisfied or would have been waived assuming a Closing would occur) and Buyer fails to consummate the Closing on the date on which the Closing is required to occur in accordance with Section 2.4(a); or

(d) by Buyer, if (i)(A) Seller or the Company has breached their (x) covenants or other obligations set forth in this Agreement that Seller or the Company is required to comply with prior to the Closing or (y) representations and warranties set forth in Article III and Article IV, in each case, which would result in the failure to satisfy any of the applicable conditions specified in Section 2.7(b)(i) or Section 2.7(b)(ii) (provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1(d) if the condition specified in Section 2.7(b)(i) would not be satisfied as a result of any action brought by, or any failure to obtain any authorization, consent or approval from, any Governmental Authority under Antitrust Laws), and (B) if such breach is curable, Seller or the Company does not cure such breach within the earlier of 30 days after receiving written notice thereof by Buyer and the Outside Date, or (ii) all of the conditions set forth in Section 2.7(a) and Section 2.7(c) are satisfied or waived at the time of any proposed termination (other than those conditions that by their terms are to be satisfied at the Closing and could have been satisfied or would have been waived assuming a Closing would occur) and Seller fails to consummate the Closing on the date on which the Closing is required to occur in accordance with Section 2.4(a).

Section 8.2 Conditions to and Procedures for Termination. Buyer may terminate this Agreement only if the conditions set forth in Section 2.7(c) would be satisfied were the Closing to occur on the date of such notice, and Seller may terminate this Agreement only if the conditions set forth in Section 2.7(b) would be satisfied were the Closing to occur on the date of such notice. Buyer or Seller may terminate this Agreement only by providing written notice of such termination to the other Party stating the provision of Section 8.1 pursuant to which such Party is entitled to terminate this Agreement and the basis therefor. Except as set forth in this Article VIII, this Agreement may not be terminated by any Party.

Section 8.3 Effect of Termination; Continuing Obligations.

(a) Without limiting the parties’ other rights and remedies (including each party’s right to specific performance or other equitable relief pursuant to Section 7.4), if (x) either party terminates this Agreement pursuant to Section 8.1(b) and (y) the circumstance giving rise to or resulting in such party’s right to terminate this Agreement under such Section 8.1(b) is due to the application or effect of Antitrust Laws, including any order, decree or ruling under Antitrust Laws, the failure of any waiting period to have expired or been terminated or any similar restraint (including as a result of Buyer or any of its Affiliates not taking or causing to be taken any action or actions that would have or would reasonably be expected to have a Burdensome Effect), then Buyer shall pay to the Seller within two Business Days following delivery of written notice of termination by Buyer or Seller, as applicable, an amount equal to $20,000,000 (the “Antitrust Termination Fee”); provided, however, that if Buyer terminates this Agreement pursuant to Section 8.1(b) and, at such time of termination, Seller would not be entitled to terminate this Agreement pursuant to Section 8.1(b) as a result of Seller’s failure to comply with and perform its obligations under Section 6.4 of this Agreement, then no Antitrust Termination Fee shall be payable by Buyer pursuant to this Section 8.3(a) and Seller’s failure to so comply with and perform its obligations shall be a material breach of this Agreement for the purposes of Section 8.3(b); provided, further that if Seller terminates this Agreement pursuant to Section 8.1(b) and, at such time of termination, Buyer would not be entitled to terminate this Agreement pursuant to Section 8.1(b) as a result of Buyer’s failure to comply with and perform its obligations under Section 6.4 of this Agreement, then no Antitrust Termination Fee shall be payable by Buyer pursuant to this Section 8.3(a) and Buyer’s failure to so comply with and perform its obligations shall be a material breach of this Agreement for the purposes of Section 8.3(b). In no event shall Buyer be required to pay the Antitrust Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, if the Antitrust Termination Fee shall become due and payable in accordance with this Section 8.3(a), Buyer shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby.

(b) Except as provided in Section 8.3(a), in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall become void and have no further effect and there shall be no liability hereunder on the part of any Party; provided, that the covenants and other obligations set forth in Section 6.3, Section 6.6 and Section 6.7 shall continue to bind the Parties after any termination of this Agreement; provided, further, no such termination (excluding any termination as a result of which the Antitrust Termination Fee is payable) shall relieve any Party from any liability hereunder arising out of or incurred as a result of such Party’s material breach of this Agreement prior to such termination; provided, further, that it shall be deemed a material breach of this Agreement if Buyer or Seller (i) does not consummate the transactions required to be consummated at the Closing when required pursuant to Section 2.4(a) or (ii) fails to comply with and perform its obligations under Section 6.4 of this Agreement and the right to terminate this Agreement under Section 8.1(b) is not available to Buyer or Seller, as applicable, as a result.

Article IX

Miscellaneous

Section 9.1 Entire Agreement; Amendment; Severability; Counterparts. This Agreement, together with the Exhibits and Schedules hereto and the Confidentiality Agreement, constitutes the entire understanding of the Parties with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto. This Agreement may not be amended or modified except by a written instrument signed by all Parties. If any term contained in this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, then the remainder of the terms contained in this Agreement shall remain in full force and effect and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term had never been contained herein and the Parties shall negotiate reasonably to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible. This Agreement may be executed in several counterparts and delivered by email.

Section 9.2 Waiver. Subject to the limitations set forth herein, at any time prior to the Closing: (a) Seller may (i) extend the date or time by which Buyer is required to comply with any covenant or other obligation hereunder, (ii) waive any failure of Buyer to comply with any covenant or other obligation or satisfy any condition hereunder or (iii) waive any failure of any representation and warranty made by Buyer herein to be true and correct and (b) Buyer may (i) extend the date or time by which Seller or the Company is required to comply with any covenant or other obligation hereunder, (ii) waive any failure of Seller or the Company to comply with any covenant or other obligation or satisfy any condition hereunder or (iii) waive any failure of any representation and warranty made by Seller or the Company herein to be true and correct. Any such extension or waiver shall be valid only if set forth in a writing signed by such Party. No failure of or delay by any Party to exercise any right hereunder shall impair such right or be construed as a waiver of, or acquiescence to, any breach of any representation and warranty, covenant or other obligation contained herein, and no single or partial exercise of any such right shall preclude other or further exercise thereof or of any other right.

Section 9.3 Third Party Beneficiaries; Assignment. Nonparties are intended to be third party beneficiaries of this Agreement (including this Section 9.3) solely for purposes of enforcing the limitations set forth in Section 6.11 and Article VII. Except as set forth in this Section 9.3, no Person is intended to be a third party beneficiary of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party without the prior written consent of each of the other Parties provided, that Buyer will have the right to assign all or any portion of its rights pursuant to this Agreement to any Financing Party pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing (so long as such assignment does not relieve Buyer of any of its obligations hereunder). Any attempted assignment or delegation in violation of this Section 9.3 will be null and void ab initio.

Section 9.4 Applicable Law; Waiver of Jury Trial. This Agreement and the legal relations between the Parties shall be governed by and interpreted and construed in accordance with the Law of the State of Delaware. Any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether in contract, in tort, in strict liability, under statute or otherwise, shall be governed by the Law of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rule that would result in the application of the Laws of a different jurisdiction. The state and federal courts located within the State of Delaware shall have exclusive jurisdiction over any and all disputes between the Parties, whether at Law or in equity or otherwise, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties consent to and agree to be subject to the exclusive jurisdiction of such courts. The Parties irrevocably waive to the fullest extent permitted by applicable Law, and shall not assert in any such dispute, any claim that: (a) such

Party is not personally subject to the jurisdiction of such courts; (b) such Party and such Party’s property is immune from any legal process of, in or relating to such courts; or (c) any action or other proceeding commenced in such courts is brought in an inconvenient forum. The mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 (or in such other manner as may be permitted by Law) shall be valid and sufficient service thereof and the Parties irrevocably waive any objections to service accomplished in the manner provided herein. The Parties irrevocably waive all right to a trial by jury in any action or other proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 9.5 Rules of Construction. Each of Buyer, the Company and Seller is sometimes referred to herein as a “Party.” The Parties have been represented by sophisticated counsel in the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement will be construed against the party drafting such agreement. The recitals are hereby incorporated herein for all purposes. Exhibits and Schedules to this Agreement are attached hereto and by this reference are hereby incorporated herein for all purposes. Any reference in this Agreement to an “Article,” “Exhibit,” “Section” or “Schedule” refers to the corresponding Article, Exhibit, Section or Schedule of or to this Agreement, unless expressly provided otherwise. The table of contents and the headings of Articles, Exhibits, Sections and Schedules of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language herein. “Business Day” means any day other than a day on which commercial banks are required or authorized to close in New York, New York, Richmond, Virginia or Charlotte, North Carolina. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The word “including” (in its various forms) means “including without limitation.” The word “breach” means (i) in the context of a breach of a representation and warranty, such representation and warranty was not true and correct when made and (ii) in the context of a breach of a covenant or other obligation by a Party, that such Party has not complied with or performed such covenant or other obligation. The word “contract” means an agreement between two or more parties creating obligations that are enforceable or otherwise recognizable at Law. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means the Party is legally obligated to do so in accordance with this Agreement. The phrase “member of the Company Group” refers to any entity in the Company Group. For the purposes of Section 6.1(a) and clauses (v), (viii) and (x) of Section 6.1(b), the phrase “in the ordinary course of business” or any variant thereof shall mean in the ordinary course of business consistent with past practice. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time and any reference to any Law includes the rules and regulations promulgated thereunder. Any reference to an agreement or other document as of a given date means the agreement or other document as amended, supplemented and modified from time to time through such date. All references to “$” and dollars shall be deemed to refer to U.S. currency unless otherwise specifically provided. Where any amounts to be calculated in this Agreement include currency other than U.S. currency, then such amounts shall be calculated in the equivalent amount of U.S. currency using the exchange rate published by The Wall Street Journal on the date the Estimated Closing Statement is delivered by Buyer.

Section 9.6 Schedules. Information reflected in the schedules attached hereto (“Schedules”) is not necessarily limited to information required by this Agreement to be disclosed or otherwise set forth therein and may be included for informational purposes. Headings and subheadings have been inserted in the Schedules for convenience of reference only and shall not have the effect of amending or changing the express description thereof as set forth in this Agreement. Disclosure of any fact or item in this Agreement or any Schedule referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure would apply to such other Sections. Neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amounts, higher or lower amounts, the item so included or other items are or are not material or are or are not outside the ordinary course of business, and no Party shall use the fact of the setting forth of such amounts or the fact of the inclusion of any such item in any Schedule in any dispute between the Parties as to whether any obligation, item or matter is or is not required to be disclosed (including whether such amounts or items are or are not material) or may constitute an event or condition which could be considered to be or result in a Material Adverse Effect. No disclosure on a Schedule admitting or indicating a possible breach or violation of any contract, Law or order shall be construed as an admission or indication that an actual breach or violation exists, has actually occurred or will occur. The Parties do not assume any responsibility to any Person that is not a Party to this Agreement for the accuracy of any information set forth in the Schedules. Subject to applicable Law, the information on the Schedules is disclosed in confidence for the purposes contemplated in this Agreement and is subject to the confidentiality provisions of any other agreements, including the Confidentiality Agreement, entered into by the Parties or their Affiliates. In disclosing the information in the Schedules, each Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed therein.

Section 9.7 Notices. Except as otherwise provided herein, and subject to any requirements as to timing or sequencing set forth herein (e.g., advance or prior notice requirements), all notices, requests, claims, demands, waivers and other communications concerning this Agreement or the transactions contemplated hereby must be in writing and must be sent by overnight courier service or by email as set forth below:

If to Seller or, prior to the Closing, the Company, to:	if to Buyer or, after the Closing, the Company, to:
c/o Olympus Growth Fund VI, L.P. Metro Center, 4th Floor One Station Place Stamford, CT 06902 Attn: Manu Bettegowda Matt Boyd Email: mbettegowda@olympuspartners.com mboyd@olympuspartners.com

Sealed Air Corporation

2415 Cascade Pointe Blvd

Charlotte, NC 28208

Attn:   Angel Willis

Sergio Pupkin

Yoonjong (Joe) Jo

Email:  angel.willis@sealedair.com

sergio.pupkin@sealedair.com

yoonjong.jo@sealedair.com

with a copy (which shall not constitute notice) to:	with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

555 California Street, 27th Floor

San Francisco, California 94104

Attn:   Benjamin P. Clinger, P.C.

Matthew Goulding, P.C.

Email:  benjamin.clinger@kirkland.com

matthew.goulding@kirkland.com

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attn: Andrew R. Brownstein, Esq. Benjamin M. Roth, Esq. Email: ARBrownstein@WLRK.com BMRoth@WLRK.com

Any Party may specify by written notice in accordance with this Section 9.7 to each of the other Parties a different email or physical address at any time. Written notice shall be effective and deemed to have been given: (a) when sent by email before 6:00 p.m. Eastern Time on any Business Day, on such Business Day; (b) when sent by email between 6:00 p.m. and midnight Eastern Time on any Business Day or at any time on a day that is not a Business Day, on the next Business Day; and (c) when delivered by overnight courier service, on the Business Day such notice is delivered. If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

Section 9.8 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of the Seller and the Company, on behalf of itself, its subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing or any of the agreements related to the Financing, (d) agrees that none of the Financing Parties shall have any liability to the Seller, the Company or any of their subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (subject to the last sentence of this Section 9.8), (e) subject to the last sentence of this Section 9.8, waives any and all rights or claims against the Financing Parties in connection with this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and each such Person agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Financing Party in connection with this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (f) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 9.3 and this Section 9.8 and that Section 9.3 and this Section 9.8 (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) may not be amended in a manner adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 9.8 shall in any way limit or modify the rights and obligations of Buyer under this Agreement or any Financing Party’s obligations to Buyer under the Commitment Letter or the rights of the Seller and the Company Group against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 9.9 Parent Guarantee. Parent hereby guarantees to Seller the full and timely performance of all of the obligations of Buyer under this Agreement, including the payment obligations of Buyer pursuant to Section 2.2 (collectively, the “Guaranteed Obligations”). This is a guarantee of performance, and not merely of collection, and Parent acknowledges and agrees that this guarantee is full and unconditional, and no amendment, modification, release or extinguishment of Buyer’s obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee. Parent hereby waives, for the benefit of Seller, (a) any right to require Seller, as a condition of performance by Parent, to proceed in any action against Buyer or pursue any other remedies whatsoever and (b) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by any Law that limit the liability of or exonerate guarantors or sureties, other than defense of performance in full of the Guaranteed Obligations. Parent will reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including court and arbitration costs and reasonable attorneys’ fees) incurred by Seller in connection with the enforcement of their rights under this Section 9.9. If all or any part of any payment to or for the benefit of Seller in respect of a Guaranteed Obligation is invalidated, declared to be fraudulent or preferential or set aside and, in each such case, required for any reason to be repaid or paid to a trustee, receiver or other third Person, the Guaranteed Obligations that otherwise would have been satisfied by that payment or partial payment will be revived and will continue in full force and effect as if that payment had not been made. Parent understands and acknowledges that Seller is relying on this guarantee and the representations and warranties set forth in the immediately following sentence in entering into this Agreement. Parent hereby represents and warrants that (i) it has full power and authority to execute and deliver this Agreement (solely for purposes of this Section 9.9), to carry out its obligations hereunder and make any payments required to be made hereby, (ii) the execution and delivery by Parent of this Agreement (solely for purposes of this Section 9.9), and the performance by Parent of its obligations hereunder, have been duly authorized by all requisite corporate action on the part of Parent and (iii) this Agreement has been duly executed and delivered by Parent (solely for purposes of this Section 9.9), and constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. The foregoing representations and warranties of Parent shall survive in perpetuity and shall not terminate.

[Signatures pages follow]

Each of Seller, the Company, Reusables Holdco, Buyer and Parent has executed this Agreement as of the date first above written.

SELLER:

LB Super Holdco LLC

By:	/s/ Kenneth J. Swanson
Name:	Kenneth J. Swanson
Title:	Chief Executive Officer & President

COMPANY:

LB Holdco, Inc.

By:	/s/ Kenneth J. Swanson
Name:	Kenneth J. Swanson
Title:	Chief Executive Officer & President

REUSABLES HOLDCO:

LB Jersey Holdco Limited

(solely for the purposes for Article VI and VII hereof)

By:	/s/ Leanne M. Parker
Name:	Leanne M. Parker
Title:	Director

BUYER:

By:	/s/ Shuxian (Susan) Yang
Name:	Shuxian (Susan) Yang
Title:	President & Treasurer

(Signature Page to Purchase Agreement)

PARENT:

Sealed Air Corporation

(solely for the purposes for Section 9.9 hereof)

By:	/s/ Sergio Pupkin
Name:	Sergio Pupkin
Title:	SVP & Chief Growth and Strategy Officer

(Signature Page to Purchase Agreement)

ANNEX A

Accounting Principles Schedule

(see attached)